1/23

03003771

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vermilion Resources Ltd.

*CURRENT ADDRESS 2800, 400 4th Avenue, SW
Calgary, Alberta
Canada T2P 0J4

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

FILE NO. 82- 34704 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE: 2/10/03

>vermilion resources ltd.

82-3470

AR/S

12-31-00

annual report 2000

>vision

>vigour

> highlights	2000	1999
FINANCIAL (Smm except as indicated)		
Cash flow from operations	S 138.2	S 55.3
Per share, basic (S)	2.63	1.12
Per share, fully diluted (S)	2.49	1.01
Net earnings	61.4	20.0
Per share, basic (S)	1.17	0.40
Per share, fully diluted (S)	1.11	0.37
Capital expenditures	165.5	46.3
Long-term debt	101.6	95.5
Shareholders' equity	S 213.4	S 149.1
OPERATIONS		
Production		
Crude oil (bbls/d)	9,948	8,293
NGLs (bbls/d)	1,713	1,269
Natural gas (mmcf/d)	40.1	27.4
Total (boe/d) gas at 10:1	15,669	12,305
Total (boe/d) gas at 6:1	18,341	14,133
Operating netback (S/boe) gas at 10:1	26.84	14.86
Operating netback (S/boe) gas at 6:1	22.94	12.94
Reserves (proven plus 50% probable)		
Crude oil (mmbbls)	60.7	54.6
NGLs (mmbbls)	7.6	8.4
Natural gas (bcf)	189.6	146.6
Total (mmboe) gas at 10:1	87.3	77.7
Total (mmboe) gas at 6:1	100.0	87.4
Net asset value (S/share, fully diluted, NPV 15%, before tax)	14.45	7.54

Throughout the book, results are presented with natural gas volumes converted to barrels of oil equivalent on the basis of 10 mcf to 1 boe, unless indicated otherwise.

>contents

>profile

Vermilion Resources Ltd. is a mid-sized international oil and gas company with a consistent history of delivering high growth and outstanding value. Our solid performance is the result of the rigorous implementation of a value-added growth strategy that has been in place from the time the Company began in 1994. We have created value through a balance of exploration, development and acquisitions of undervalued assets. Consistently profitable, Vermilion has strong production and long-life reserves in Canada and in France, where we are now the third-largest producer of crude oil. Our shares trade on the Toronto Stock Exchange under the symbol VRM and are included in the TSE 300 Composite Index and the TSE 300 Oil & Gas Producers' Index.



>vision

Our vision is clear and constant:
To be a leading creator of high-growth value in the international oil and gas marketplace.

By year-end 2005, we want to be a billion dollar domestic and international oil and gas company that produces more than 50,000* barrels of oil equivalent per day from a minimum of three geographic regions.

Vermilion's average daily production grew to 15,669 boe/d in 2000, up 27% from 1999. We replaced 286% of our production with proven reserve additions in 2000. We increased the value of our proven plus 50% probable reserves to $864.8 million, up 89% from 1999 on an NPV 15% before-tax basis – achieved through improved commodity pricing and the addition of 9.6 million net barrels of proven plus 50% probable reserves. What differentiates us from many of our peers is that Vermilion has consistently delivered strong netbacks in every commodity price cycle throughout our history. Our proven track record of low-cost performance continued in 2000 with a record cash flow netback of $24.09/boe. As you can see from the projections on our graphs, we intend to continue our vision. And we're reliable – we have consistently met our forecasts for value-added growth.

>PRODUCTION (boe/d)


97
6,573
98
9,383
99
12,305
00
15,669
01E
20,500
Canada
France

>CASH FLOW NETBACK ($/boe)


97
11.00
98
5.56
99
12.32
00
24.09
01E
24.72

>RESERVE VALUE (proven plus 50% probable, $mm, NPV 15%, before tax)


96
65.6
97
305.2
98
390.1
99
457.0
00
864.8

* gas at 6 mcf to 1 boe



Vermilion's three-phase growth strategy delivers exceptional value. In phase one, we focus on development that enhances netbacks, with the goals of reducing costs and increasing volumes and the intention of doubling the asset value. In phase two, we consolidate existing assets and acquire new ones that strategically complement a core area. Exploration activity to extend existing fields and discover new reserves is implemented in phase three. Looking at the graph numbers, you can see the value that's been created. Shareholders' equity increased 43% to $213.4 million compared with 1999. In 2000, net asset value discounted 15% before tax grew 92% to $14.45 per fully diluted share – $12.37, discounted 10% on an after-tax basis.

>RETURN ON EQUITY (%)



96
14
97
23
98
3
99
15
00
34

>SHAREHOLDERS' EQUITY ($mm)



96
21.3
97
77.7
98
123.6
99
149.0
00
213.4
Share capital
Retained earnings

>NET ASSET VALUE ($/fully diluted share, NPV 15%, before tax)



96
2.00
97
6.67
98
6.27
99
7.54
00
14.45



>vigour

Vermilion is a young and energetic company with vitality, intensity and vigour. While our plans for growth are big, we intend to keep our entrepreneurial spirit.

Yes, we're pleased with our past performance. Clearly, our growth has come from a combination of development, exploration, and acquisitions, delivered by talented and dedicated employees. But we believe our potential is even more exciting. Our clear plan for the future, combined with an atmosphere that expects and rewards fresh ideas, helps us attract and keep the people we need to continue Vermilion's vigorous pace.

1994-2000

- > Raised $133 million of share capital
- > Achieved an average return on equity of 18.7%
- > Recorded total net earnings of $98.4 million
- > Achieved profitability every year, even in 1998 when oil prices averaged US$14.43/bbl for WTI
- > Increased reserves from 473 mboe to 87 mmboe at year-end 2000 on a proven plus 50% probable basis
- > Drilled 196 wells (149 net) with an 83% success rate
- > Produced 16.6 million barrels of oil equivalent
- > Maintained one of the lowest finding and developing costs in the industry of $5.09/boe
- > Kept operating costs among the lowest in the sector, declining from a high of $5.87/boe in 1997 to $4.39/boe in 2000
- > Maintained a five-year average reserve life index of 16 years on a proven basis
- > On a five-year average from 1996 – 2000, our recycle ratio was 2.6 to 1
- > Became the third-largest producer of oil and gas in France
- > Made value-enhancing acquisitions totaling $210.8 million at opportune times
- > Grew from 3 employees to 123
- > Had fun along the way

2001-2005

- > Developed an extensive business plan to increase production through exploration, development and acquisitions to 50,000 boe/d while continuing to deliver strong earnings and enhance the Company's future potential

Vermilion Resources Ltd.

>CAPEX 1995-2000: $476.7 MILLION



Acquisitions 44%
Development 45%
Exploration 11%

>CAPEX 2000: $165.5 MILLION



Acquisitions 42%
Development 43%
Exploration 15%

>CAPEX 2001: $170.0 MILLION



Acquisitions/
Contingency 21%
Development 63%
Exploration 16%

>RETURN ON INVESTED CAPITAL (%)



96
6
97
12
98
2
99
10
00
21



>letter to shareholders

>It is with great pride that I report to you on another year of record growth and performance for your company. Indeed, 2000 was a banner year for Vermilion, as we generated cash flow and earnings beyond our most optimistic forecasts. Record commodity pricing throughout the year, while important, wasn't the only factor contributing to these results. We achieved all of our operational targets, exceeding our production goals for average and exit rates. We had nine exploration discoveries in 2000 in addition to two key acquisitions – one that is a new core property from which we will see more benefits in 2001 and beyond. With our continued focus on cost containment, we trimmed a few cents from our per-unit operating expenses, which along with high commodity prices resulted in a doubling of our cash flow netback to $24.09/boe. Other accomplishments include strengthening the Company's financial structure and flexibility as well as a doubling of our share price. By virtually all standards, this was a highly successful year.

"We increased average production 27%, exited the year at 18,000 barrels of oil equivalent per day and replaced [illegible] of our production with proven [illegible]."

But our stock price performance remains disappointing. Despite recent improvements in our share price, it's clear that Vermilion is still undervalued. With a year-end net asset value of $14.45 per share (before tax, NPV 15%), a share price that has ranged between $8.00 and $11.00 over the past several months doesn't adequately reflect the Company's value and growth record. I recognize we're not alone in this dilemma, that other industry players are facing similar valuations. However, that is of little comfort to me, and likely not to you, our shareholders, either.

What are the key factors underlying the disappointing market performance of many oil and gas stocks?

Clearly, the technology sector, fuelled by high-growth expectations, attracted the bulk of momentum capital during the past 12 to 18 months, drastically reducing capital flows to the oil and gas industry. Over the last 12 months, we have seen market corrections in the share price of high-tech stocks, which combined with sustained higher commodity prices and widespread consolidation within the oil and gas industry, have created renewed interest in the oil and gas sector, particularly in growth companies like Vermilion.

"With a [illegible]-year average return on equity of [illegible] we're [illegible] targeting investors in Canada, the U.S. and Europe [illegible] growth."

There are also issues particular to Vermilion's size and the Company's weighting to oil. Larger pools of capital were not attracted to mid-cap companies like Vermilion because of liquidity issues. However, now that our market capitalization is almost US$400 million, we expect to be on the radar screen of more institutional investors in North America and abroad. Also, much of the capital in the past year in the petroleum sector was drawn toward investments in natural gas. The near-crisis situation in natural gas supply created excellent short-term investment opportunities. We believe natural gas supply will increase somewhat because of increased capital spending on natural gas projects. Despite this increased spending, we do not believe that natural gas supply will increase sufficiently to meet the growing demand. As a result, we continue to expect natural gas prices will remain strong over the next few years. Based on these expectations, we have been developing an inventory of natural gas prospects and expect the success of this program will increase our natural gas weighting to 42% in 2001, up from 36% in 2000. It's also important to note that all of our oil production is light, sweet crude – averaging 42° API in Canada and 33° API in France. Investors are also concerned that higher costs for drilling and land acquisition coupled with rising acquisition rates are increasing finding and development costs. While that is true, on a comparative basis Vermilion has consistently been a low-cost performer, and we intend *to continue that disciplined approach to capital spending. Heading into 2001, Vermilion again faces all of these issues, as well* as the prospect of becoming taxable, like the majority of our peers, if commodity prices remain high.

While these challenges are considerable, I believe Vermilion can and will grow to become a leading intermediate producer. Just six years ago, Vermilion was a 10-cent stock with a market capitalization of approximately $200,000. As I write this letter to you, our stock is trading at $11.00 per share, which puts our total market value at more than $600 million. We've built a solid foundation through value-added acquisitions, successful drilling programs, sound financial management and, of course, hard work. This is our new starting point. And a great one it is.

Recognizing the magnitude of these issues, our executive and management teams conducted an extensive re-evaluation of the Company last year. It began with a five-year commitment from everyone on the executive team to taking the Company to the next level. The result of the process was a detailed five-year business plan covering every aspect of our business, which is summarized in this report for you.

"We're taking a more aggressive approach to achieving our vision for growth by directing more resources to business development."

To achieve the targets in our business plan, we have started with a strengthened financial structure as a result of higher commodity prices. We've reduced our debt to cash flow ratio to 0.8 to 1 and increased our unused line of credit to $109 million, which gives us the financial capacity to pursue attractive opportunities without jeopardizing our ability to grow, particularly in the event of a downturn. We've demonstrated we can survive even the low end of a commodity cycle as in 1998 – Vermilion provided *shareholders with earnings that year. And we've learned to be patient, to wait for the right value-added opportunity.*

We have protected the downside in the event of commodity prices collapsing with a well thought-out hedging strategy that serves as insurance on our capital program and increases our after-tax profits relative to our budgeted price forecast. And with the hiring of our new V.P. Marketing, Raj Patel, we now have expanded the in-house expertise in marketing and risk management to take this Company to the next level.

With our geographic diversification, we have a better opportunity base than many of our peers, because of our low-decline production base along with our potential in France for large discoveries that are less common for most companies in Canada's Western Sedimentary Basin. Furthermore, we believe the exploration opportunities we've identified in France to date are only the beginning. Our international experience and equity investment in Aventura Energy Inc. position us to further expand into a third region, when the timing and opportunities are right.

During 2000, we repurchased almost 854,000 of our own shares, a message to the market that we felt our stock was undervalued. An alternative would have been to reduce our debt, but at a time when we are becoming taxable, debt is our cheapest source of capital.

"Looking ahead, we're focusing on profitable and sustainable growth averaging [illegible]% to [illegible]% over the next five years, reaching [illegible] boe of average daily production in [illegible]."

With a 2001 capital program of $170 million, we forecast production growing to average 24,700 boe/d with an exit rate of 26,600 boe/d on a 6:1 basis. For competitive reasons I won't mention the areas, but three new discoveries outside of our core properties in 2000 – two that are natural gas and the other an oil pool – should add incremental production of approximately 1,000 boe/d. With average forecasted prices for WTI of US$26/bbl and AECO natural gas of $6.35/mcf, we expect cash flow of $185 million and earnings of $81 million. Per fully diluted share, that's $3.16 in cash flow and $1.38 in earnings. Cash flow netbacks are estimated to be $20.52/boe. The figures I'm projecting are all based on natural gas at 6:1, as that's how we'll be reporting in 2001 to be more consistent with the expectations of our U.S. and international investors.

Ultimately, I think the marketplace will come to recognize the inherent value in our business and will reward shareholders with the appropriate valuation.

"Global energy is in short supply. Oil [illegible] million [illegible] in Q4 2000 [illegible] expected increase of [illegible] million barrels."

Market forces seem to be in our favour. In non-OPEC nations, which now control almost 65% of the world's petroleum supply, oil-related capital spending shrank in 1998 and 1999 and grew less than 3% in 2000. As we know, there's usually about a three-year lag before exploration spending turns into production. During the first quarter of 2001, OPEC's continued proactive stance was impressive with its combined production cuts of 2.5 mmbbls/d that, if adhered to, should stabilize crude oil prices to the cartel's stated objective of US$25/bbl. Worldwide, the capacity of rigs, refineries and tankers is low, and there are also personnel shortages throughout the industry. We believe supply is tighter than consensus expectations. In addition, lower interest rates and anticipated tax cuts should help strengthen the U.S. economy, thereby providing liquidity that will fuel a stock market rebound later in 2001.

"Vermilion has consistently delivered on its promises, and employees and directors are committed to our vigorous and self-sustaining model for the future."

While market forces may help us, it's the dedication, integrity and efforts of our employees and directors that have made Vermilion what it is today – and that will continue to ensure Vermilion's place as a top-performer in the oil and gas industry in the years to come. I sincerely thank this fine group of dynamic individuals. My thanks as well to shareholders and analysts for your continued recognition of Vermilion's vision, value and vigour.

Respectfully submitted on behalf of the Board of Directors,

Jeffrey S. Boyce (signed)
President & Chief Executive Officer
March 30, 2001



>vermilion

continuing the

>vision

>value

>vigour

> business plan

BACKGROUND

Vermilion has been in business since 1994, guided by a vision statement and a three-phase growth strategy that have resulted in current production of more than 18,500 boe/d and a current market capitalization of more than $600 million, which classifies us as an intermediate producer and a mid-cap company. During the second half of 2000, we developed a comprehensive five-year business plan that began with the commitment from the three founders to take the Company to the next level. We derived our business plan to address the issues Vermilion faces as an intermediate producer and to demonstrate how we plan to achieve the next stage of growth, while at the same time adding to shareholder wealth. Our business plan also provides a framework for shareholders and employees to measure Vermilion's performance over time. With the assistance of a strategic planning facilitator, employees and management developed the plan, which is abbreviated in this document.

The marketplace for public oil and gas companies is being redefined on a daily basis. Investors looking for market capitalization and liquidity have migrated to the senior producers and fully integrated oil companies. A flurry of acquisitions has resulted in significant corporate consolidation within the oil and gas sector. While junior and intermediate producers have historically relied on acquisitions for 40% to 50% of their growth, today these companies face issues surrounding access to capital that can make it difficult for them to compete for acquisitions. These current industry conditions have caused a concern in the marketplace about the ability of junior to intermediate producers to grow. Combined with comparatively depressed stock valuations for the energy sector in general, these factors have resulted in a dramatic consolidation of Vermilion's peer group.

THE ISSUES WE ADDRESSED

SPECIFIC TARGETS

Vermilion has developed strategic targets for operational growth, reinforced with financial management, risk management and hedging, with strict guidelines that focus on protecting the Company's cash flow base and provide alternatives for equity and debt-based financing.

ACCESS TO CAPITAL

The plan was designed to be viable even if the Company will not have access to equity.

ACQUISITION OPPORTUNITIES

Current commodity prices, larger and more competitive Canadian producers and the financial strength of U.S. producers and royalty trusts have increased the competition for and cost of acquisition opportunities.

VALUATION

Shares of many oil and gas companies are trading at historically low multiples for cash flow and earnings.







TAXATION

Until now, the oil and gas industry has not faced significant taxation in an environment where cash flows are reinvested.

POLICIES IN OTHER KEY AREAS

To achieve our vision, we need more comprehensive employee plans and policies relating to the environment and community involvement.

THE VISION DRIVING OUR BUSINESS PLAN

By year-end 2005, Vermilion wants to be a billion dollar domestic and international oil and gas company that produces more than 50,000* barrels of oil equivalent per day from a minimum of three geographic regions. To achieve this, we will continue to apply our value-added growth strategy that is initiated by a low-risk acquisition and exploitation program supplemented with strong exploration activity.

[illegible]

SPECIFIC TARGETS

- **A return on equity of 15%**
- **Production per share growth of 20% to 25% per year**
- **Finding and on-stream costs that remain low, in the top-quartile performance of our peer group**
- **A recycle ratio target of 2x**
- **An average reserve life index that continues to be at least 8 years**
- **A drilling inventory that continues to be at least two years**
- **Production costs of less than $5.00/boe**
- **General and administrative costs that do not exceed $1.25/boe net and $2.25/boe gross**
- **An asset base of which less than 25% has a >20% decline rate**
- **Debt to cash flow ratios targeted at <2x cash flow when WTI >US$20/bbl**
- **A hedging program that acts as insurance to protect our capital program**







* gas at 6 mcf to 1 boe

ADDRESSING THE ISSUES

ACCESS TO CAPITAL

- Maximize/optimize available cash flow, and maintain strict control to ensure development capital spending does not exceed cash flow
- Develop relationships with a stable and diversified banking syndicate to ensure we have the financial backing to support our growth plans
- Define other debt capital opportunities, through private or public debt instruments, with the objective of securing longer-term debt capital
- Attempt to expand/diversify the Company's base of shareholders with an additional focus on the U.S. and Europe

ACQUISITION OPPORTUNITIES

- **Acquire a third geographic region**

In the next one or two years, with the right timing and opportunity, Vermilion plans to acquire a third core area in Europe or South America. We have a strategy for managing core areas that defines specific geographic focus areas, target horizons, production optimization plans, low-risk versus high-risk strategies, land concentration areas, employee requirements, seismic data gathering and consolidation opportunities. The annual capital budget for a new geographic focus area will be funded from cash flow. An acquisition capital budget of an additional 40% of the exploration and development capital budget will supplement growth and maximize the Company's available leverage. Including acquisition capital, the Company will direct 15% to 20% of our capital expenditures to high-risk high-return exploration opportunities.

All budget and funding allocations (excluding acquisitions) are specifically defined as follows:

Land	10%
Seismic	5%
Production optimization	10%
Drilling: low- to medium-risk	45%
Drilling: high-risk (new pools)	10%
Facilities & maintenance	20%
Total exploration & development capital	100%

- **Focus on specific regions, applying additional personnel and increased budgets to pursue international opportunities**
- **Evaluate domestic corporate opportunities, focusing on undervalued and small capital entities with total capitalization ranging from $50 million to $150 million**
- **Avoid domestic opportunities that, in our view, are overvalued**







VALUATION

- **Maintain our focus on the bottom line with controlled growth of 20% to 25% in production per share per year**
- **Conduct an aggressive share buy-back program to provide strong support for the share value**

TAXATION

- **Continue to monitor the detailed tax section in our business plan, which indicates effective tax rates between 8% and 10% of cash flow over the five-year period with WTI oil prices forecasted to range between US$20 and US$25**
- **Strengthen our tax pools with efficient uses of capital, such as farm-ins versus purchases of Crown land**

POLICIES IN OTHER KEY AREAS

Attract and retain highly qualified employees

Vermilion has identified the professional positions we require for the first year of our five-year business plan. As part of the process, we realigned our teams and created separate departments for land, business development, engineering and marketing. We hired a Vice President of Marketing, Raj Patel, and added the title of Chief Financial Officer to Steve Bjornson, both pictured on page 43. We reviewed our long-term and short-term compensation to align them with our five-year plan. Training and development programs will be continually implemented to increase the knowledge and skills of our employees and plan for succession. We will reward individuals for maintaining a safe and healthy environment and will continue to promote social activities that strengthen communication. And we have restructured authority levels to provide responsibility and accountability while at the same time maintaining control over significant expenditures.

It is our goal to be one of the top employers in the industry by providing employees with the opportunity to participate in dynamic growth while supplying a competitive compensation package, opportunity for professional and personal growth and an enjoyable small-company atmosphere. *In short, a company with vision, value and vigour.*

Expand our policies on the environment

We recognize the global importance of clean air, pure water and sustainable land. We believe it is the responsibility of every person to do his or her utmost to ensure the health of this planet, and as a company, we adhere to strict environmental guidelines in all three of these areas. With the growth of our operations, we have identified the need for a Safety and Environmental Engineer who will assess our performance independently and provide guidance and expertise to our operations group.

Expand our policies on community responsibility

We believe the Company has a social responsibility for the well-being of the communities where we are active. Over the years, Vermilion has matched employees' contributions to the United Way, supported the Alberta Children's Hospital, participated in sponsoring the Festival of Trees in Calgary and contributed to local programs in France that have a positive impact on the communities where our employees live. We are in the process of developing a community policy that reflects the Company's values and interests.







>vermilion's 123 employees

2001

- >Bernard Guillaume
- >Nigel Goody
- >Raj Patel
- >Lisa Elliott
- >Scott Donaldson
- >François Nol
- >Elizabeth Holmes
- >Gloria Burden
- >Sandy Bilinski
- >Dale Kuzyk
- >Tamara Dingreville
- >Shane Hutchinson

2000

[illegible]

1999

1998

- >Adele Langer
- >André Sanchez
- >Jean-Pierre Verdier
- >Maria Comrie
- >Jack Smith
- >Alexandre Bichot
- >Susan McNutt
- >Wendy Matchett
- >Noëlle Beylac
- >Christophe Jourde
- >Bob Hehn
- >Darren Kisser
- >Denis Quessard
- >Brady Jensen
- >Michael Foster
- >Michèle Pochart
- >Chris Baker
- >André Dadar
- >Dave Griffith
- >Valérie Gaillard
- >Heather Strang
- >Rob Brown
- >Cindy Buote
- >Ron Andriuk
- >Ian Walker
- >Denis Gratton
- >Charles Anderson
- >Kendall Bohning
- >Ray Carbert
- >Eric Gladue
- >Brian Halldorson
- >Eric Key
- >Monty Macewan
- >Blaine Wilson
- >Elaine Reykdal

1997

[illegible]

1996

1995

- >Laurie Bradford
- >Debbie Hardtman
- >Tom Robertson
- >Steve Bjornson

1994

[illegible]

>operations



> overview

> Operationally, 2000 was another successful year for Vermilion. A drilling increase of 100%. A production gain of 27%. A 16% rise in proven reserves. It was another year of focusing on cost control to add value, too. We shaved a few cents from our net operating costs and added only a few to our net general and administrative expenses. With this performance, we upheld our vision to be a leading creator of high-growth value in the international oil and gas marketplace.

Vermilion has six core properties in Canada and in France, and we operate five of them. The Company's global diversification is strategically intentional and began when the acquisitions market in Canada became overheated in 1996. At that time, Vermilion determined that our goal of value-added growth could only be accomplished with an international presence – and we discovered the best opportunity was in France. Our assessment showed that while Canada provided certain benefits, including a lower operating cost environment, access to financial markets for debt and equity capital, a shorter timeline for development activities and access to personnel and technology, France presented equally compelling advantages. France has prolific exploration opportunities in a less competitive environment and an attractive fiscal regime that offers significant incentives for exploration. Despite the discovery of sizeable oil and gas fields, France is under-drilled by Canadian standards. Our belief in the vast exploration potential in France is reflected in the significant additions we made to our undeveloped land base in 2000.

Vermilion's global diversification positions us to meet the growth objectives in our five-year plan. Internationally, we expect the potential for asset divestitures by the majors may lead to significant opportunities for Vermilion, but similar opportunities in Canada will be limited. In France, our extensive land position and a recently developed database of seismic, production and logs have greatly enhanced our regional focus and led to our plans to drill three high-profile wells in 2001 at Lucats-Cabeil, Chevreuse and St. Lazare that have the potential to add 14 million barrels of net reserves. In Canada, we will continue to expand our two-year drilling inventory, targeting multi-zone development opportunities to internally generate financing for our exploration activities. With the Company's 39% investment in Aventura Energy, whose mandate is to pursue oil and gas opportunities in South America, Vermilion is positioned for entry into a third geographic region.

FISCAL COMPARISON		**Canada**	**France**
Lease cost		**Land bonus**	**None**
Seismic		**Proprietary**	**Public**
Taxes	**2000 base**	**44.6%**	**37.8%**
	2001 base	**43.1%**	**36.4%**
	Capital tax	**$275,000**	**None**
	Depletion allowance	**None**	**Tax deferred**
	Depreciation (pool-based average)	**30%**	**25%**
	Property tax	**Based on facilities evaluation**	**$3.00/bbl on existing production $1.50/bbl on new production**
Royalties	**Type**	**Provincial Crown**	**Federal mining**
	Sliding scale	**Based on production and price**	**Onshore – 0% to 1,000 bbls/d [1] scaled to 12% maximum above 6,000 bbls/d [1] Offshore – 0%**
	Tax deductible	**No**	**No**
	2000 average	**25%**	**4%**

1 For wells drilled after January 1, 1980.

OPERATIONS COMPARISON	Canada		France		Total		% Change
	2000	1999	**2000**	1999	**2000**	1999	
Crude oil & NGLs average production (bbl/d)	**6,227**	3,969	**5,434**	5,593	**11,661**	9,562	**22**
Natural gas average production (mmcf/d)	**39.1**	26.1	**1.0**	1.3	**40.1**	27.4	**46**
Total average production (boe/d) gas at 10:1	**10,138**	6,584	**5,531**	5,721	**15,669**	12,305	**27**
Total average production (boe/d) gas at 6:1	**12,746**	8,327	**5,595**	5,806	**18,341**	14,133	**30**
Operating netback ($)	**27.46**	15.74	**25.69**	13.84	**26.84**	14.86	**81**
Proven reserves (mmboe)	**42.6**	31.9	**33.9**	33.9	**76.5**	65.8	**16**
Reserve value ($mm, NPV 15%, before tax, proven + 50% probable)	**534.0**	249.8	**330.8**	207.1	**864.8**	457.0	**89**
Capital expenditures ($mm)	**140.4**	36.1	**25.1**	10.2	**165.5**	46.3	**257**
Wells drilled (gross/net)	**72/55.9**	40/29.1	**8/8**	–	**80/63.9**	40/29.1	**100/120**
Net undeveloped land (thousand acres)	**336.1**	133.1	**810.1**	765.2	**1,146.2**	898.3	**27**

>ALBERTA


UTIKUMA
MASTIN LAKE
Edmonton
CHIP LAKE
SOUTHERN FOOTHILLS
Calgary

>MASTIN LAKE > NEW CORE AREA


CALLING LAKE
BAPTISTE
Mastin Lake Gas Plant
Meanook Gas Plant
Colinton Gas Plant
CRAIGEND
Craigend Gas Plant
10 km

>FRANCE


PARIS BASIN
Paris
Bordeaux
AQUITAINE BASIN

>AQUITAINE BASIN


AQUITAINE MARITIME
Ambes Shipping Terminal
Bordeaux
LANOT
Lugos
Mothes
ATLANTIC OCEAN
Parentis
Lucats-Cabeil
LES TROIS LAGUNES
10 km

>FRANCE


PARIS BASIN
Paris
Bordeaux
AQUITAINE BASIN

>PARIS BASIN


VEXIN
CHANTE-MERLE
MARVILLIERS
Paris
St Lazare
Champotran
Mainoue
CHEVREUSE
Vulaines
Bremonderie
Donnemarie
ST-JUST-EN-BRIE
10 km

★ 2001 WELL ☼ GAS WELL ■ GAS PLANT — MAJOR PIPELINE — VERMILION OPERATED PIPELINE


>chip lake

"Chip Lake, which contributed an impressive one-third of our total production in 2000, continues to exceed our expectations by providing significant new finds in well-developed areas." >KEVIN RADOMSKE, CHIP LAKE AREA FOREMAN

> Our Chip Lake property continued to deliver production growth throughout 2000 – and still holds significant potential with a strong prospect inventory of more than 60 locations at year-end. We achieved growth in 2000 primarily through the drill bit, beginning with a series of oil pool discoveries in the Ellerslie formation. These discovery wells, of which there have been five to date, are highly productive, with oil production ranging between 200 bbls/d and 300 bbls/d. We discovered a new natural gas pool in the eastern part of Chip Lake as part of our ongoing Viking program. This was followed by another significant new pool gas discovery in the Rock Creek formation with the first well producing over 6 mmcf/d. On the development side, we followed up on our 1999 Rock Creek gas discovery with a vigorous five-well drilling program that lifted our production from that pool to more than 1,100 boe/d at year-end. In 2000, Vermilion drilled 30 wells at Chip Lake, with an 83% success rate, adding 4.8 million barrels to the property's established reserve base. December production averaged 5,869 boe/d, 32% higher than the 1999 exit rate. We operate this property and have an average working interest of 73%.

2001 >VALUE-ADDED GROWTH
> Allocate $45 million to capital spending, up 21% from 2000
> Maintain a 50-well drilling program
> Enhance access to unutilized capacity and expand existing processing capability

>CHIP LAKE


96 16.9
97 18.7
98 61.8
99 21.4
00 37.1
>CAPEX ($mm)
96 7.0
97 12.4
98 21.9
99 23.3
00 23.2
>RESERVES (proven plus 50% probable, mmboe)
96 2.53
97 3.17
98 4.47
99 4.73
00 5.79
>CUMULATIVE F&D COSTS ($/proven boe)


96 794
97 1,356
98 3,030
99 4,495
00 5,222
>PRODUCTION (boe/d)
96 4.3
97 6.4
98 13.7
99 24.2
00 53.0
>OPERATING INCOME ($mm)
96 14.73
97 12.88
98 12.35
99 14.76
00 27.72
>NETBACK ($/boe)


>utikuma

"This area delivered high value in 2000. We increased production to 3,409 barrels of oil equivalent per day, up about 90% from last year, and grew reserves by more than 50%, while controlling finding and development costs to under $5.00 per barrel of oil equivalent." >ERIC KEY, PRODUCTION SUPERINTENDENT

> Vermilion significantly expanded its high-netback property at Utikuma through a combination of acquisitions and successful drilling in 2000. The major event was our acquisition of the working interest of our major partner in the property for a purchase price of $32.6 million. This property consolidation, which added more than 1,100 barrels of light oil production, gives Vermilion a net working interest of 94% in the Utikuma property and a 100% working interest in the oil battery and water injection facilities.

In a separate transaction, Vermilion acquired the Little Horse property, expanding our land position and prospect inventory.

Further growth at Utikuma came from the Company's drilling success. The horizontal sidetrack program we initiated in the third quarter is especially noteworthy as it resulted in three successful re-entries that are subject to reduced royalties under the Horizontal Re-Entry Royalty Reduction Program. We also added high-volume pumps to optimize production volumes from some of these wells. Vermilion succeeded in obtaining GPP (Good Production Practice) status for the large Utikuma pool, enabling us to substantially increase production. In total, we drilled 19 locations at Utikuma resulting in 9 oil wells and 4 gas wells, a 68% success rate. Production increased dramatically, averaging 4,277 boe/d in December, up 80% from the 1999 exit rate.

2001 >VALUE-ADDED GROWTH
> Allocate $25 million to capital expenditures, up 69% from 2000 (excluding acquisitions)
> Drill 13 vertical and horizontal wells to optimize the benefits of the horizontal royalty relief program

>UTIKUMA


98 32.2
99 7.8
00 47.6
>CAPEX ($mm)
98 7.9
99 11.0
00 18.1
>RESERVES (proven plus 50% probable, mmboe)
98 5.25
99 4.22
00 4.84
>CUMULATIVE F&D COSTS ($/proven boe)


98 155
99 1,770
00 3,409
>PRODUCTION (boe/d)
98 0.6
99 12.3
00 31.5
>OPERATING INCOME ($mm)
98 9.81
99 19.04
00 25.28
>NETBACK ($/boe)


>mastin lake

"A concentrated approach led to a strong operating netback of $37.73 per barrel of oil equivalent in 2000. With plenty of drill-ready locations and a budget of $20 million, we expect significant value-added production growth in 2001."

>TOM BANKS, VICE PRESIDENT PRODUCTION & ENGINEERING

> Vermilion added Mastin Lake to the Company's inventory of core properties in the third quarter of 2000 through the acquisition of Big Sky Resources Inc. We have a high working interest of 78% in this shallow gas property that has year-round access, 105,635 net acres of undeveloped land and a large seismic database. The property also has extensive facilities and infrastructure, including three operated gas plants in which we hold 100% interests and two partner-operated plants in which we have working interests of 17% and 27%.

After acquiring the property late in 2000, Vermilion spent $6.1 million on drilling, workovers and facilities. A total of 11 wells were drilled which resulted in seven natural gas wells. To gain experience with shallow gas, we drilled at a modest pace, increasing our understanding of the decline rates and methods to achieve optimal production management. Despite the high decline nature of natural gas production in this area and our acquisition late in the year, our 2000 drilling program enabled us to maintain last year's production level. Current production at Mastin Lake is approximately 1,000 boe/d.

2001 >VALUE-ADDED GROWTH
> Allocate $20 million to capital expenditures, up 228% from 2000 (excluding acquisitions)
> Drill 35 shallow gas wells

>MASTIN LAKE


00
38.8
>CAPEX ($mm)
00
2.9
>RESERVES (proven plus 50% probable, mmboe)
00
13.18
>CUMULATIVE F&D COSTS ($/proven boe)


00
354
>PRODUCTION (boe/d)
00
4.9
>OPERATING INCOME ($mm)
00
37.73
>NETBACK ($/boe)



>southern foothills

"We increased production threefold from this gas-prone area in 2000. Although our finding and development costs may seem high, the resource-rich Southern Foothills gave us the second-highest netback of our six core areas in 2000."

>CHRIS BAKER, VICE PRESIDENT EXPLORATION

> This core property, formerly Caroline, has been renamed to reflect a shift in Vermilion's geographic focus. The majority of activities in 2000 focused on the Wildcat Hills area where nine wells were drilled, resulting in six gas wells. Following disappointing results from three exploration wells on farm-in lands north of Wildcat Hills, Vermilion refocused on the area south of Wildcat Hills including three properties – Sarcee, Chain and Sorge. December gas production averaged 1,166 net boe/d before royalty. Vermilion holds a 33% working interest in Wildcat Hills, and is the operator at Sarcee, Chain and Sorge, where we hold varying interests ranging between 50% and 100%.

2001 >VALUE-ADDED GROWTH
> Allocate $5 million to capital expenditures, down 71% from 2000
> Drill 5 wells targeting both oil and gas

>SOUTHERN FOOTHILLS*


96 2.4
97 0.5
98 0.8
99 6.9
00 17.0
>CAPEX ($mm)
96 3.1
97 3.0
98 1.6
99 1.7
00 2.4
>RESERVES (proven plus 50% probable, mmboe)
96 5.32
97 4.98
98 10.98
99 9.43
00 11.97
>CUMULATIVE F&D COSTS ($/proven boe)


96 513
97 341
98 209
99 319
00 1,153
>PRODUCTION (boe/d)
96 2.1
97 1.3
98 0.6
99 1.3
00 12.5
>OPERATING INCOME ($mm)
96 11.28
97 10.50
98 7.98
99 11.20
00 29.58
>NETBACK ($/boe)

* Numbers in 1996 and 1997 include other small properties.


>aquitaine basin

"The Parentis field is the largest in France, having produced more than 215 million barrels of light oil from an initial in-place volume of more than 800 million barrels. It continues to hold the largest reserve potential in Vermilion's development portfolio." >ROB MACAULAY, DIRECTOR, BUSINESS DEVELOPMENT INTERNATIONAL

> In 2000, we confirmed our theory that significant oil exists in the deeper zones of the western half of the Parentis field. We re-entered and deepened three wells that had been terminated at relatively shallow depths in the 1980s. Because we were deepening suspended producing wells, Vermilion drilled small diameter holes, resulting in "barefoot" wells that produce open-hole. Without conventional casing, water inflow from highly permeable intervals cannot be controlled, preventing production from less permeable oil zones. Nonetheless, our activities were a technical success, and Vermilion is now evaluating various options for drilling to access these deeper undrained reserves.

We also drilled two new wells, Parentis 217, which has been cased for potential oil, and an east-fault block well, Parentis 218, which is on production. Both wells proved up unswept oil at deep levels in the highly faulted eastern part of the field, but they have poor inflow characteristics. We believe these wells are not producing to their full potential, and in 2001, we plan to evaluate production-enhancing techniques. Vermilion operates and owns 100% of all five of the wells we drilled at Parentis in 2000.

Vermilion was awarded two exploration permits around the Company's existing production concessions in 2000. We obtained a 100% interest in the Les Trois Lagunes permit that extends over 1,100 km², and a 50% interest in the smaller Lanot permit, which covers 60 km². We have applied for a third exploration permit, La Vignolle, which covers 250 km² immediately north and east of our Lanot permit. Our ongoing workover program at Parentis continues to deliver impressive results, contributing reserve additions in 2000 that more than offset the year's production, with very low finding and development costs.

2001 >VALUE-ADDED GROWTH
> Allocate $20 million to capital expenditures, up 34% from 2000
> Map our new exploration permits at Les Trois Lagunes and Lanot and reprocess 2-D seismic data to define drillable prospects
> Drill Lucats 7, a high-risk development well with 1-2 mmbbls of reserve potential, in September 2001

>AQUITAINE BASIN


97 45.0
98 25.5
99 7.2
00 14.9
>CAPEX ($mm)


97 21.9
98 29.1
99 28.7
00 27.7
>RESERVES (proven plus 50% probable, mmboe)


97 2.25
98 2.65
99 2.93
00 3.36
>CUMULATIVE F&D COSTS ($/proven boe)


97 3,120
98 3,896
99 3,637
00 3,672
>PRODUCTION (boe/d)


97 17.0
98 5.3
99 18.9
00 35.1
>OPERATING INCOME ($mm)


97 14.91
98 4.06
99 14.23
00 26.09
>NETBACK ($/boe)


>paris basin

"The last significant drilling here was in the 1980s. With modern exploration techniques, it's reasonable to expect multiple discoveries with recoverable reserves of 3 to 15 million barrels. The Chevreuse and St Lazare wells we'll drill in 2001 have this potential." >MARIA COMRIE, MANAGER, EXPLORATION FRANCE

> In 2000, the Paris Basin continued to provide a high netback. Following the Company's initial success in 2000 at Vulaines 12, which is now producing 380 bbls/d of light oil, Vermilion drilled Vulaines 11, a re-entry well, and is completing a third follow-up well, Vulaines 13, which was drilled in 2001. This successful program has resulted in substantial reserve additions and the identification of further drilling locations. Champotran 18D, a recently drilled step-out well is producing water-free oil from a reservoir comparable to the best producers in the field that have cumulative daily production of 750,000 to 1 million barrels of oil. Champotran 18D is the highest well in the field and has proven up its southern extension. We are planning three follow-up wells.

On the exploration side, Vermilion drilled a high-risk well at Marvilliers in the second quarter of 2000. Although the well was unsuccessful, we earned a 50% working interest in the permit, on which we plan to drill the St. Lazare prospect, which has a reserve target of three million barrels of oil. This prospect in the Dogger formation along the Bray fault looks promising, as it is on trend with the Malnoue field and updip of a well that tested significant oil. At Vexin, we reprocessed 169 km of 2-D seismic and are now interpreting it to define a drillable prospect from a lead in the Dogger formation.

Over the past year, Vermilion added substantially to our exploration landholdings. In addition to earning a working interest at Marvilliers, we were awarded the St-Just-En-Brie exploration permit, covering 775 km² of land surrounding our producing fields. In August, we applied for a third permit, Saint Valerien, which is immediately south of St-Just-En-Brie and covers 1,473 km². With the newly awarded permits and the existing ones at Chante-Merle and Vexin, we now have 2,082 km² of exploration landholdings in the Paris Basin, where our total land base represents 40% of the Company's net undeveloped acreage.

2001 >VALUE-ADDED GROWTH
> Allocate $20 million to capital expenditures, up 98% from 2000
> Drill two high-risk exploration wells targeting the Dogger carbonate formation including Chevreuse, a prospect targeting 14 mmbbls of reserves

>PARIS BASIN



97 22.6
98 29.5
99 3.0
00 10.2
>CAPEX ($mm)
97 9.6
98 10.9
99 10.2
00 10.2
>RESERVES (proven plus 50% probable, mmboe)
97 2.60
98 4.84
99 5.30
00 5.83
>CUMULATIVE F&D COSTS ($/proven boe)



97 986
98 1,794
99 1,565
00 1,442
>PRODUCTION (boe/d)
97 5.9
98 5.8
99 8.9
00 15.1
>OPERATING INCOME ($mm)
97 16.31
98 8.85
99 15.66
00 28.68
>NETBACK ($/boe)


TRIP
20
40
60
80
100
120
TANK
3.00
2.80
2.60
2.40
2.20
2.00
>reserves

To the Shareholders of Vermilion Resources Ltd.

We have prepared an independent evaluation of the reserves and future cash flows of the oil and gas properties owned by Vermilion Resources Ltd. as at January 1, 2001.

We have carried out our evaluation in accordance with practices, standards and definitions established by the Society of Petroleum Evaluation Engineers (SPEE) and the requirements of the Securities Regulatory Commissions across Canada (National Policy 2B). Our evaluation covered all of the properties of Vermilion Resources Ltd. We have prepared the independent reserve report for Vermilion each year since 1994.

Chapman Petroleum Engineering Ltd. has been in business doing independent evaluations for 16 years and all of the professionals on staff have more than 25 years overall industry experience.

Reserves, production forecasts and all other economic parameters and any other factors involving judgement have been established or utilized in our evaluation based solely on our independent interpretation and judgement. Product prices and operating costs used in our report have been determined from actual historical operating statements furnished by the Company. Ownership data has been derived from the Company's formal land records and, although not based on a formal title opinion, are consistent with revenue statements, and are considered to be accurate. The timing and costs of the Company's future development plans have been obtained through discussion with the Company and, based on our judgement and experience, are considered to be reasonable.

We have reviewed the material presented herein and in our opinion it accurately reflects the results of our independent evaluation and has been presented in accordance with the principles and definitions of the SPEE.

It should be noted that we have no responsibility to update our report for events and circumstances which may have occurred since the date of this report. In this regard, the Company has stated that as of March 30, 2001, there have been no material changes in their properties that would have a negative effect on the values compared to our evaluation.

It should also be noted that the accuracy of any reserve and production estimate is a function of engineering interpretation and judgement. While the overall results of our evaluation are considered to be reasonable, they should be accepted with the understanding that numerous parameters such as reservoir performance, market prices, inflation, market demand and government policy are subject to many uncertainties, and actual results will vary, and the variations may be material.

Chapman Petroleum Engineering Ltd.
C. W. Chapman, P.Eng, President (signed)
March 30, 2001

January 1, 2001	Crude Oil (mbbls)	NGLs (mbbls)	Gas (mmcf)	Combined Gas at 10:1 (mboe)	Combined Gas at 6:1 (mboe)	NPV at 10%, BT ($000s)	NPV at 15%, BT ($000s)
CANADA							
Proven producing	18,260	6,441	145,967	39,298	49,029	583,795	472,348
Proven non-producing	286	651	23,063	3,243	4,781	40,435	30,819
Total proven	18,546	7,092	169,030	42,541	53,810	624,230	503,167
Probable	4,168	1,044	27,943	8,006	9,869	87,286	61,676
Total proven plus 50% probable	20,630	7,614	183,002	46,544	58,745	667,873	534,005
FRANCE							
Proven producing	29,768	-	5,675	30,336	30,714	336,184	259,497
Proven non-producing	3,589	-	-	3,589	3,589	40,422	28,595
Total proven	33,357	-	5,675	33,925	34,303	376,606	288,092
Probable	13,509	-	1,795	13,689	13,808	127,700	85,365
Total proven plus 50% probable	40,111	-	6,572	40,770	41,207	440,456	330,774
COMBINED							
Proven producing	48,028	6,441	151,642	69,634	79,743	919,979	731,845
Proven non-producing	3,875	651	23,063	6,832	8,370	80,857	59,414
Total proven	51,903	7,092	174,705	76,466	88,113	1,000,836	791,259
Probable	17,677	1,044	29,738	21,695	23,677	214,986	147,041
Total proven plus 50% probable	60,741	7,614	189,574	87,314	99,952	1,108,329	864,779

>RESERVES (mmboe, proven plus 50% probable)


96
10.1
97
50.8
98
73.3
99
77.7
00
87.3

>PROVEN RESERVE REPLACEMENT (% of production)


96
1,261
97
1,540
98
674
99
163
00
286

>DISCOUNTED FUTURE NET CASH FLOWS (proven reserves, NPV 10%, $mm)


96
73.4
97
362.4
98
481.5
99
539.7
00
1,000.8

	Crude Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Gas at 10:1 Total (mboe)	Gas at 6:1 Total (mboe)
CANADA					
December 31, 1999	10,625	7,969	133,376	31,932	40,823
Production	(1,652)	(627)	(14,316)	(3,711)	(4,665)
Additions	2,934	1,919	33,258	8,179	10,396
Acquisitions	4,751	191	29,331	7,875	9,831
Dispositions	-	-	-	-	-
Revisions	1,888	(2,360)	(12,619)	(1,734)	(2,575)
December 31, 2000	18,546	7,092	169,030	42,541	53,810
FRANCE					
December 31, 1999	33,447	-	3,952	33,842	34,106
Production	(1,989)	-	(354)	(2,024)	(2,048)
Additions	2,606	-	-	2,606	2,606
Acquisitions	-	-	-	-	-
Dispositions	-	-	-	-	-
Revisions	(707)	-	2,077	(499)	(361)
December 31, 2000	33,357	-	5,675	33,925	34,303
COMBINED					
December 31, 1999	44,072	7,969	137,328	65,774	74,929
Production	(3,641)	(627)	(14,670)	(5,735)	(6,713)
Additions	5,540	1,919	33,258	10,785	13,002
Acquisitions	4,751	191	29,331	7,875	9,831
Dispositions	-	-	-	-	-
Revisions	1,181	(2,360)	(10,542)	(2,233)	(2,936)
December 31, 2000	51,903	7,092	174,705	76,466	88,113

	2000	1999	1998	1997	1996
CUMULATIVE ANNUAL CAPITAL EXPENDITURES ($000s)					
Canada	320,989	180,523	144,464	49,738	38,687
France	157,934	132,862	122,627	67,583	-
Combined total	478,923	313,385	267,091	117,321	38,687
CUMULATIVE ANNUAL CASH FLOW ($000s)					
Canada	149,613	60,370	28,701	13,023	6,399
France	96,285	47,377	23,697	19,754	-
Combined total	245,898	107,747	52,398	32,777	6,399
NET UNRECOVERED INVESTMENT ($000s)					
Canada	171,376	120,153	115,763	36,715	32,288
France	61,649	85,485	98,930	47,829	-
Combined total	233,025	205,638	214,693	84,544	32,288
PROVEN PLUS 50% PROBABLE RESERVES NPV 15% BT ($000s)					
Canada	534,005	249,843	179,092	79,697	65,598
France	330,774	207,125	211,025	225,512	-
Combined total	864,779	456,968	390,117	305,209	65,598
RATIO OF RESERVE VALUE TO NET INVESTMENT					
Canada	3.1	2.1	1.5	2.2	2.0
France	5.4	2.4	2.1	4.7	-
Combined total	3.7	2.2	1.8	3.6	2.0

RESERVE LIF[illegible]

	2000	1999	1998	1997	1996
CANADA					
Proven reserves					
Crude oil & NGLs (mbbls)	**11.3**	12.8	24.8	18.7	17.3
Natural gas (mmcf)	**11.8**	14.0	18.4	21.6	17.6
BOE gas at 10:1	**11.5**	13.3	21.6	20.2	17.5
BOE gas at 6:1	**11.6**	13.4	20.8	20.6	17.5
Proven plus 50% probable reserves					
Crude oil & NGLs (mbbls)	**12.4**	15.1	30.0	22.2	20.5
Natural gas (mmcf)	**12.8**	14.9	20.9	27.1	21.6
BOE gas at 10:1	**12.6**	15.0	25.4	24.8	21.1
BOE gas at 6:1	**12.6**	15.0	24.2	25.4	21.3
FRANCE					
Proven reserves					
Crude oil & NGLs (mbbls)	**16.8**	16.4	16.1	17.0	-
Natural gas (mmcf)	**16.0**	8.5	14.7	17.4	-
BOE gas at 10:1	**16.8**	16.2	16.0	17.1	-
BOE gas at 6:1	**16.8**	16.1	16.0	17.1	-
Proven plus 50% probable reserves					
Crude oil & NGLs (mbbls)	**20.2**	20.2	18.6	19.8	-
Natural gas (mmcf)	**18.6**	9.8	17.1	21.5	-
BOE gas at 10:1	**20.2**	19.9	18.5	19.9	-
BOE gas at 6:1	**20.2**	19.8	18.5	19.9	-
COMBINED					
Proven reserves					
Crude oil & NGLs (mbbls)	**13.9**	14.9	18.0	17.3	17.3
Natural gas (mmcf)	**11.9**	13.7	18.1	20.8	17.6
BOE gas at 10:1	**13.4**	14.6	18.0	17.9	17.5
BOE gas at 6:1	**13.2**	14.5	18.0	18.2	17.5
Proven plus 50% probable reserves					
Crude oil & NGLs (mbbls)	**16.1**	18.1	21.1	20.2	20.5
Natural gas (mmcf)	**13.0**	14.6	20.5	26.1	21.6
BOE gas at 10:1	**15.3**	17.3	21.0	21.2	21.1
BOE gas at 6:1	**14.9**	17.0	20.9	21.7	21.3

* Calculations based on average daily production rates for the year.

>RESERVE LIFE INDEX (proven plus 50% probable, years)



96
21.1
97
21.2
98
21.0
99
17.3
00
15.3


>financial information

This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements on pages 49 to 58. Instead of a separate section on our outlook for 2001, we have incorporated our projections and expectations into each item, where it is appropriate, of the following discussion and analysis. A statistical supplement, beginning on page 59, provides further information on our operating and financial results.

The year 2000 provided tremendous cash flow and earnings growth in most energy stocks that was largely price driven. With oil and gas prices reaching historical highs, many producers, including Vermilion, announced record cash flow and earnings on a quarter-by-quarter basis. Vermilion enjoyed a vigorous threefold increase in earnings and a 250% gain in cash flow in 2000 compared with 1999. However, we believe investors who want to distinguish the top performers in the energy sector must look beyond gains in cash flow and earnings. There are several metrics we prefer to measure real growth and true value, including production and proven reserves per share. Vermilion's production per share demonstrates the real growth we provided to our investors in 2000 – and what we expect to deliver in 2001 is even stronger. In 2000, we replaced 286% of our production with proven reserve additions, a valuable indicator of the Company's outstanding performance. In addition, proven producing reserves comprise 91% of Vermilion's total proven reserves.

PRODUCTION PER SHARE	2001E	2000	1999	1998
Production (boe/d) gas at 10:1	20,500	15,669	12,305	9,583
Production (boe/d) gas at 6:1	24,700	18,341	14,133	10,828
Production per share (boe/d) gas at 10:1 [1]	375	298	248	205
Production per share (boe/d) gas at 6:1 [1]	455	349	285	232
PROVEN RESERVES PER SHARE				
Proven reserves (mboe)		76,466	65,774	62,937
Proven reserves (boe/per fully diluted share)		1.29	1.17	1.17
RESULTS				
Revenues ($000s)		234,653	108,443	55,660
Net earnings ($000s)		61,449	20,008	3,438
per share ($)		1.17	0.40	0.07
Cash flow ($000s)		138,151	55,349	19,621
per share ($)		2.63	1.12	0.42
Earnings to cash flow ratio (%)		44.5	36.1	17.5
Return on shareholders' equity (%)		33.9	14.7	3.4
Finding costs ($/proven boe)		9.98	6.20	6.28
WTI (US$/bbl)		30.19	19.24	14.43
Realized price ($/boe)		40.92	24.15	15.91
Controllable costs ($/boe) [2]		5.54	5.58	6.79
Cash flow netback ($/boe)		24.09	12.32	5.56

1 Per million weighted average basic shares outstanding.

2 Comprised of lifting costs and G & A.





97
174
98
205
99
248
00
298
01E
375

>PRODUCTION/SHARE (boe/d)*



* per million weighted average basic shares outstanding

STRONG FINANCIAL RESULTS

Throughout the year, the marketplace attributed record financial results to extremely strong commodity prices. However, Vermilion demonstrated a continued ability to improve on every component of our business, as our growth in cash flow netback and earnings was greater than the percentage increase in commodity prices.

It is important to note that Vermilion has had a track record of positive earnings over the last five years. Even in times of low commodity pricing, such as 1998, the Company achieved positive earnings, a result of our low-cost structure and high-quality asset base. Through our five-year business plan, we have reinforced our ongoing commitment to continue to apply the prudent operational and financial practices that have resulted in Vermilion's success to date in delivering value-added growth.

Oil and gas producers are experiencing an increase in acquisition costs and finding and development costs because of the high commodity price environment. The bullish sentiment toward future natural gas prices and the sustained strength in oil prices have created a profitable and competitive environment where a large number of producers are rivaling for a smaller number of opportunities. This has created higher costs for producing oil and gas, because of the increased cost of services, Crown land, electricity and fuel. However, Vermilion believes that our substantially higher netbacks, demonstrated by the fact that our cash flow netback was 2.4 times our finding and development costs in 2000, up from 2.0 times in 1999, will enable us to continue our strong performance in this high-cost environment. We have achieved this success, and will continue to do so, by focusing on several key items:

> an improved cost structure;
> a stable production base;
> continuous drilling success;
> strong financial controls; and
> tremendous financial capacity.

Despite slight increases to costs, we expect our projected increase in production and continued focus on cost management will result in a cash flow netback in 2001 that will be similar to that in 2000.

STRONG FINANCIAL CAPACITY

Vermilion's cash flow continually strengthened, quarter-over-quarter throughout 2000, as oil prices increased early in the year and gas prices climbed toward year-end. During the year, we expanded our capital program as additional cash flow became available for reinvestment. In addition, we used our excess cash flow and leverage to target acquisitions.

The Company's $165.5 million capital program in 2000 exceeded our $138.2 million of cash flow. To ensure our financial capacity, we negotiated bank lines of $215 million after the acquisition of Big Sky Resources Inc. (Big Sky), but prior to the allocation of any new reserves from drilling success in 2000. The result is that Vermilion has $109 million of financial capacity heading into 2001 to expand our business in the early phase of our five-year plan.

	2000	1999	1998
Debt & working capital ($000s)	$ 106,045	$ 94,703	$ 110,298
Bank facility ($000s) [1]	$ 215,000	$ 160,000	$ 115,000
Unutilized bank facility ($000s)	$ 108,955	$ 65,297	$ 4,702
Debt to cash flow ratio – full year [2]	0.77 to 1	1.7 to 1	5.6 to 1
– Q4 exit [2]	0.56 to 1	1.1 to 1	7.3 to 1
Debt to equity ratio [2]	0.50 to 1	0.64 to 1	0.89 to 1

1 Increased bank loan facility effective February 2001.

2 Includes working capital.




96 3.90
97 4.73
98 0.98
99 4.45
00 10.72
EARNINGS ($/boe)



In 2000, Vermilion continued to record quarterly increases in production, primarily from drilling success, which more than offset production declines. We increased our average daily production to 15,669 boe/d in 2000, up 27% from 1999. The majority of our 3,364 boe/d increase in average production came through the drill bit. Our acquisition of a new core area at Mastin Lake and a further consolidation of production at Utikuma added approximately 1,000 boe/d to Vermilion's average production in 2000.

Production of crude oil and NGLs rose 22% in 2000, reflecting success in the Company's Utikuma and Chip Lake areas, as well as the acquisition of the remaining 50% working interest at Utikuma late in April. Natural gas production climbed 46% to more than 40 mmcf/d, mainly from growth in the Southern Foothills area, at Chip Lake and from the acquisition of Big Sky in August.

Since inception, Vermilion's production has grown at a compound annual rate of 158.9% and, since 1997, our compound annual growth rate has been 33.6%. We expect our 2001 growth rate will be about 30%, based on average production of 20,500 boe/d.

QUARTERLY PRODUCTION SUMMARY (boe/d)	Q1	Q2	Q3	Q4
2000				
CANADA				
Crude oil & NGLs	4,924	6,579	6,461	6,933
Natural gas	2,784	3,756	4,077	5,015
Total Canada	7,708	10,335	10,538	11,948
FRANCE				
Crude oil	5,305	5,145	5,667	5,617
Natural gas	116	70	101	98
Total France	5,421	5,215	5,768	5,715
Combined total	13,129	15,550	16,306	17,663
1999				
CANADA				
Crude oil & NGLs	3,735	3,456	3,854	4,819
Natural gas	2,488	2,500	2,592	2,877
Total Canada	6,223	5,956	6,446	7,696
FRANCE				
Crude oil	5,894	5,335	5,676	5,471
Natural gas	143	80	161	125
Total France	6,037	5,415	5,837	5,596
Combined total	12,260	11,371	12,283	13,292

We attained our production goal for 2000, exiting the year at a rate of 18,000 boe/d. This production increment of 5,000 boe/d reflects an increase exceeding 35% relative to the 1999 exit rate. Again, more than 3,000 boe/d of our production increase in 2000 came from the Company's drilling activities, which also offset production declines. In 2000, we drilled 80 wells with an average success rate of 75%. We increased our focus on exploration, drilling targets that resulted in 12 gas wells and 3 oil wells. As 30 of the 80 wells we drilled were not completed until the fourth quarter of 2000, the impact of incremental volumes is not fully reflected in our year-end results.




99 Q4
13,292
00 Q1
13,129
Q2
15,550
Q3
16,306
Q4
17,663

>PRODUCTION (boe/d)



PROPERTY PRODUCTION SUMMARY	2000			1999			1998
	Oil & NGLs (bbls/d)	Gas (mmcf/d)	Average (boe/d)	Oil & NGLs (bbls/d)	Gas (mmcf/d)	Average (boe/d)	Average (boe/d)
CANADA							
Chip Lake	2,533	26.89	5,222	2,142	23.53	4,495	3,030
Utikuma	3,354	0.55	3,409	1,723	0.47	1,770	155
Mastin Lake	51	3.03	354	-	-	-	-
Southern Foothills	289	8.64	1,153	104	2.15	319	209
Total Canada	6,227	39.11	10,138	3,969	26.15	6,584	3,394
FRANCE							
Aquitaine Basin	3,672	-	3,672	3,637	-	3,637	3,896
Paris Basin	1,442	-	1,442	1,565	-	1,565	1,794
Other	320	0.97	417	391	1.28	519	499
Total France	5,434	0.97	5,531	5,593	1.28	5,721	6,189
Combined total	11,661	40.08	15,669	9,562	27.43	12,305	9,583

Vermilion's results continue to demonstrate the value of an asset base with a low-decline production profile. The Company's long reserve life index enables us to be more prudent in our exploration program, thereby increasing our chances of discovering significant pools of oil and gas.

Vermilion's vigorous drilling program in 2000 was the largest in the Company's history. In total, we spent $165.5 million during the year, with 58% allocated to our development and exploration program and 42% to acquisitions.

We increased our development capital program to $96.0 million from an initial projection of $71.5 million at the beginning of the year. The growth in our development capital program was fuelled by drilling success and enabled us to delineate existing core areas, explore new formations and begin the initial development of new core areas. The success of our drilling program in 2000 is reflected in the following achievements:

> increased our average production 27%;
> discovered seven new pools at Chip Lake and one new pool at Utikuma;
> developed a two-year drilling inventory; and
> maintained top-quartile finding costs of $9.98/proven boe ($8.24/proven boe on a 6:1 basis).

CAPITAL EXPENDITURES ($000s)	2000	1999	1998
Land & seismic	$ 10,034	$ 7,350	$ 6,427
Drilling & completion	60,106	21,971	46,716
Production equipment & facilities	16,508	8,138	21,683
Workovers	6,008	6,556	5,828
Capitalized exploration administration	1,861	495	663
Drilling & development expenditures	94,517	44,510	81,317
Property acquisitions	36,779	947	34,923
Corporate acquisitions	32,725	-	32,174
Other	1,517	837	1,356
	$ 165,538	$ 46,294	$ 149,770




96
27.4
97
78.6
98
149.8
99
46.3
00
> CAPEX ($mm)



Our capital program was heavily weighted to Canada, where we completed two major acquisitions. Excluding these acquisitions, Vermilion spent 74% of its capital in Canada and the remaining 26% in France. The proportion of capital allocated to France is directly related to the cash flow available for the region, as well as the longer timeline for project implementation.

On the acquisition side, Vermilion purchased the working interest of our major partner at Utikuma, enabling us to further consolidate our interest in the land and facilities to 94% and 100%, respectively. The Company spent $32.8 million to acquire 1,170 bbls/d of light crude oil production, 15,000 net acres of land and 100% control of the main oil battery at Utikuma. The second major acquisition was a corporate transaction, whereby the Company acquired all of the outstanding shares of Big Sky at a total cost of $32.7 million. This acquisition provided Vermilion with a new core area at Mastin Lake as well as an extension of our Utikuma area that is presenting us with some interesting opportunities.

In our 2001 capital program budget of $170 million, we have allocated $95 million to exploration and development in Canada, $40 million to exploration and development in France and $35 million to a contingency fund.

The focus of our development program in 2001 will be similar to that in 2000. The Company has allocated 16% ($27 million) to high risk/new pool opportunities that have the potential to expand our landholdings and seismic database. The contingent portion will be determined over the year, based on acquisition opportunities and new discoveries.

FUNDING OF CAPITAL PROGRAM	2000	1999	1998
Cash flow	$ 138,151	$ 55,349	$ 19,621
Debt & working capital	8,608	(17,454)	86,325
Equity	18,779	8,399	43,824
	$ 165,538	$ 46,294	$ 149,770

STATEMENT OF CASH FLOW RECONCILIATION (December 31) ($000s)	Three months ended		Year ended	
	2000	1999	2000	1999
Capital expenditures	$ 39,528	$ 22,313	$ 165,538	$ 46,294
Equity issued for Big Sky	–	–	(15,012)	–
Debt assumed for Big Sky	–	–	(9,253)	–
Investment – Aventura	–	114	800	114
Investments per cash flow statement	$ 39,528	$ 22,427	$ 142,073	$ 46,408

The cash flow surplus in 2000 enabled Vermilion to enhance our acquisitions program and fund 83% of our capital program. The Company raised a total of $18.8 million in equity, primarily through the share exchange transaction in the Big Sky acquisition. The remaining equity was acquired through the exercise of stock options and a flow-through financing, partially offset by normal course issuer bid purchases. The Company controlled its spending and ensured prudent management of our leverage, thereby preserving our debt capacity as we entered 2001. Vermilion will fund the $170 million capital program in 2001 with a projected $185 million of cash flow. As cash flow has exceeded our expectations early in 2001, we have the flexibility to further reduce debt, expand our capital program, or buy back shares. We have increased the buy-back of Vermilion's shares under our normal course bid in 2001 because of what we perceive as continued weakness in the market valuation of the Company. Vermilion's share price rose to $8.00 at year-end 2000 from $4.45 at the beginning of the year, but at the current price of $11.00/share, still trades at a discount to our net asset value calculation of $12.37 per fully diluted share (NPV 10% after tax) and lags both our peer group and recent market transactions. Investors can expect Vermilion to continue to aggressively buy back shares in an environment of strong cash flows and inadequate share valuation.




Alberta 42%
premium light sweet
France 42%
light sweet
Condensate 13%
Other 3%

> OIL & NGLs MIX (January 2001)



Cash flow reached a record high of $138.2 million in 2000, up from $55.3 million last year. The increase in cash flow was mainly the result of three factors: a 27% increase in production, a 69% increase in realized commodity prices, and a 1% decrease in operating costs/boe.

CASH FLOW/BOE ($)	2000				Years Ended December 31		
	Q1	Q2	Q3	Q4	2000	1999	1998
Crude oil & natural gas revenues	$ 35.15	$ 39.33	$ 45.43	$ 52.91	$ 43.91	$ 25.62	$ 15.91
Oil hedging costs	(2.35)	(2.40)	(3.45)	(3.55)	(2.99)	(1.47)	-
Royalties (net of ARTC)	(6.98)	(8.60)	(9.86)	(12.44)	(9.69)	(4.84)	(3.00)
Production expenses	(4.17)	(4.04)	(4.13)	(5.11)	(4.39)	(4.45)	(5.51)
Operating netback	$ 21.65	$ 24.29	$ 27.99	$ 31.81	$ 26.84	$ 14.86	$ 7.40
General & administrative	(0.98)	(0.87)	(0.91)	(1.73)	(1.15)	(1.13)	(1.28)
Interest	(1.56)	(1.49)	(1.53)	(1.29)	(1.46)	(1.52)	(0.76)
Current & capital taxes	0.04	(0.67)	(0.85)	(0.44)	(0.50)	0.16	(0.10)
Marketing, foreign exchange & other	0.57	0.03	0.01	0.82	0.36	(0.05)	0.30
Cash flow/boe	$ 19.72	$ 21.29	$ 24.71	$ 29.17	$ 24.09	$ 12.32	$ 5.56

Higher energy costs in 2001 will increase our operating costs by 10% to 15%. However, we are managing these costs by hedging 50% of our electrical needs for our Canadian production at a fixed price of $91/MWh over a three-year term ending December 2003. The forecast is for the cost of electricity in Alberta to average $109/MWh in 2001.

Essentially all of Vermilion's crude production is of a premium, light and sweet quality. The average density of our Canadian oil production is approximately 42° API, and the oil we produce in France is 33° API. Demand for premium-quality low-sulfur oil is particularly strong in North America and abroad, driven by product specifications that are increasingly stringent. As a result, Vermilion realizes significantly higher netbacks than many Canadian producers whose crude oil mix is typically more sour and heavier. In fact, Vermilion's netbacks reflect only a small differential off WTI and Dated Brent prices. In 2000, Vermilion received an average wellhead price, before hedging, of US$29.77/bbl compared to the WTI benchmark average of US$30.19/bbl. In France, our average realized oil price was US$28.53/bbl compared to the Dated Brent price of US$28.39/bbl.

We market the majority of our Canadian production at the lease level on varying-term contracts that capture premiums over spot prices. By selling our oil at the lease level, we minimize the costs of carrying inventory and delivering oil to downstream markets. Looking ahead, we plan to significantly increase our sales to Canadian refiners in Western Canada and Ontario, as well as to U.S. refiners in the Mid-West, Rockies and Pacific Northwest. This strategy will enable us to maximize revenues as our production grows. In France, we sell oil production from properties we operate to a European refiner on a one-year term contract. The price we receive for this oil is based on Dated Brent less a marketing differential. Our oil production from partner-operated properties in France, which is only 320 bbls/d, is sold to the operator on a long-term contract.

Our contracts for sales of NGLs are one-year terms based on spot-price postings less negotiated differentials. Going forward, we may sell NGLs with our natural gas, or separate it out, depending on economics and our operational flexibility.

Canadian natural gas prices reached record levels in 2000 with Vermilion realizing an average price of $5.55/mcf. The Company's natural gas sales in 2000 increased 46% to 40 mmcf/d.




AECO Spot Price 72%
Fixed Price/Collars 21%
Nymex Related
Other

> NATURAL GAS MARKET MIX 2001



Since 1998, there have been three major capacity additions to export pipelines connecting the Western Canadian Basin to the North American Market. With export pipeline capacity exceeding available supply, Alberta spot prices in 2000 were very strong compared with those realized in export markets. This relative strength in domestic gas prices is expected to continue for several years. In 2001 and over the next several years, Vermilion expects to sell approximately 90% of our natural gas production on Alberta short-term indices and only a small percentage under fixed-price contracts. The 10% balance will continue to be sold to three aggregators. As a result, Vermilion is very well positioned to capitalize on the projected continuation of strong domestic prices for natural gas. The Company continues to effectively manage its receipt transportation costs by closely matching supply to capacity and holding no export pipeline capacity, other than through the aggregator contracts.

Vermilion will maintain our flexible sales program to take advantage of future opportunities to diversify our market and pricing mix. This may include, but not be limited to, exposure to the markets in California, the U.S. Mid-West, the northeastern U.S. and various power markets, without committing to export pipeline capacity. The Company believes our balanced portfolio approach will provide strong and sustainable cash flows over the long term, while enabling us to realize top-quartile prices. Based on current market conditions, Vermilion expects to realize an average wellhead price of more than $6.35/mcf in 2001.

Revenues climbed 117% to $234.7 million from $108.4 million a year ago, reflecting a 69% increased in realized commodity prices and a 27% increase in production. World crude oil prices, as measured by WTI, improved by almost 57% to US$30.19/bbl from US$19.24/bbl a year ago. The Company's crude oil and NGLs prices increased 59% and 70%, respectively, before the application of hedging costs, while natural gas prices were 100% higher than last year. In 2000, we hedged an average of 4,500 bbls/d at an average WTI price of US$22.80/bbl. This was based on our philosophy to hedge 30% of our production in a two- to three-year time horizon as an insurance to protect the Company's base capital budget for development and maintenance. In 2000, hedging reduced Vermilion's realized prices for crude oil and NGLs by $4.02/boe.

The Company has used the same philosophy for 2001, hedging 4,800 bbls/d of our production at an average WTI price of US$25/bbl. This will, in turn, equate to a higher net sales price for crude oil and NGLs in 2001 compared with 2000. Barring a sharp drop in world oil demand, expectations are that WTI crude will average well over US$25/bbl in 2001. OPEC's recent cut will ensure the market supply remains tight during the first quarter of 2001, and we expect OPEC will make further cuts on any signs of price weakness during the year.

AVERAGE PRICES ($boe) [1]	2000	1999	1998
CANADA			
Crude oil	$ 44.23	$ 27.83	$ 18.99
NGLs	$ 33.05	$ 19.43	$ 13.18
Natural gas	$ 5.58	$ 2.77	$ 2.23
FRANCE			
Crude oil	$ 38.52	$ 24.87	$ 13.69
Natural gas	$ 4.40	$ 2.99	$ 2.95
COMBINED			
Crude oil	$ 41.11	$ 25.83	$ 14.34
NGLs	$ 33.05	$ 19.43	$ 13.18
Natural gas	$ 5.55	$ 2.78	$ 2.29

1 Excludes hedging costs.




96 26.93
97 22.33
98 14.34
99 25.83
00 41.11
>AVG. REALIZED OIL PRICES ($/bbl)



Total royalties, net of ARTC, more than doubled in 2000 to $55.5 million from $21.7 million in 1999. In Canada, royalties calculated as a percentage of revenue were higher because of increases in production and commodity prices.

In France, a flat production tax (RDCM) in the range of $3.00/bbl is the largest component of the Company's royalty payment. As commodity prices improve, the effective royalty rate is reduced. Further benefits are achieved when a new pool is discovered, which reduces the RDCM rate to approximately $1.50/bbl.

ROYALTIES	2000	1999	1998
CANADA			
Crude oil & NGLs royalties, net of ARTC ($000s)	$ 23,319	$ 7,157	$ 1,760
Percent of crude oil & NGLs revenues	28.5%	21.8%	17.7%
Natural gas royalties, net of ARTC ($000s)	$ 23,231	$ 6,103	$ 1,791
Percent of natural gas revenues	29.1%	23.0%	12.9%
FRANCE			
Crude oil royalties ($000s)	$ 8,900	$ 8,393	$ 6,761
Percent of crude oil revenues	12.4%	17.6%	22.5%
Natural gas royalties ($000s)	$ 80	$ 71	$ 197
Percent of natural gas revenues	5.2%	5.1%	11.3%

Vermilion continues to focus on reducing the cost structure of our business. Throughout 2000, we streamlined our operations and achieved further efficiencies through drilling success that added production in areas where we control facilities with excess capacity. Lifting costs in 2000 were $4.39/boe on a consolidated basis, slightly lower than the $4.45/boe in 1999, and would have been even better if power costs in Canada and France had not increased. In 2001, we expect lifting costs of $4.75/boe, the result of operating in the current environment.

LIFTING COSTS/BOE	2000	1999	1998	1997	2000/1999 % Change
CANADA					
Crude oil & NGLs ($/bbl)	$ 3.62	$ 3.12	$ 4.53	$ 4.12	16.0
Natural gas ($/mcf)	$ 0.34	$ 0.39	$ 0.42	$ 0.44	(12.8)
FRANCE					
Crude oil & natural gas ($/boe)	$ 5.99	$ 5.62	$ 6.13	$ 6.42	6.6

Achieving the supply growth to meet the growing demand for the next two to three years appears to be a major challenge in Canada and the U.S. Storage levels at the end of the current winter season are expected to be at record lows. These factors, combined with high prices for oil and power, point toward strong gas prices in North America for the next several years. As a result, we expect Canadian gas prices to stay strong for the foreseeable future, barring a major slowdown in the U.S. economy.

Vermilion's average debt in 2000 was much higher than in 1999 because of our substantial acquisition and development activities, including the acquisition of Big Sky and additional properties at Utikuma. Continued growth in production and cash flow enabled the Company to expand our loan facility to $215 million in 2000. Interest costs remained comparable to previous years because of stable interest rates.




96
3.16
97
5.87
98
5.51
99
4.45
00
4.39
>OPERATING COSTS ($/boe)



DEBT & INTEREST EXPENSE	2000	1999	1998
Debt at year-end ($000s)	$ 101,619	$ 95,539	$ 93,903
Total credit facility ($000s) [1]	$ 215,000	$ 160,000	$ 115,000
Interest expense ($000s)	$ 9,972	$ 7,202	$ 2,661
Cost of borrowing	7.1%	6.6%	6.9%
Amortization of arrangement fees	1.3%	0.5%	1.1%
Average cost of debt	8.4%	7.1%	8.0%
Average prime rate	7.2%	6.4%	6.7%

1 Renegotiated loan facility effective February 2001.

Significant growth in Vermilion's operations and staffing levels is reflected in increased gross general and administrative (G&A) expenses. However, on a net basis, our G&A costs/boe remained consistent with that of prior years. Increases in overhead recoveries and capitalized G&A contributed to the fact that costs/boe rose only slightly. In addition, the Company continues to improve the efficiencies of our facilities infrastructure.

GENERAL & ADMINISTRATIVE EXPENSES	2000		1999		1998	
	($000s)	($/boe)	($000s)	($/boe)	($000s)	($/boe)
Gross G & A	$ 12,004	$ 2.09	$ 7,851	$ 1.75	$ 6,882	$ 1.97
Recoveries	(3,526)	(0.61)	(2,298)	(0.51)	(1,756)	(0.50)
	8,478	1.48	5,553	1.24	5,126	1.47
Capitalized G & A	(1,861)	(0.33)	(495)	(0.11)	(663)	(0.19)
Net G & A	$ 6,617	$ 1.15	$ 5,058	$ 1.13	$ 4,463	$ 1.28

Vermilion's depletion and depreciation expense increased 57% in 2000, primarily because of increased production. On a unit basis, DD&A rose to $5.54/boe.

The Company provides for expected future costs associated with site restoration and abandonment of facilities and wells in its depletion and depreciation provision. At year-end 2000, the estimated future site restoration costs to be accrued over the life of the remaining proven reserves totaled $23.7 million, up from $20.1 million in 1999.

DEPLETION & DEPRECIATION EXPENSES (Year ended December 31)	2000	1999	1998
Depletion & depreciation expense ($000s)	$ 31,797	$ 20,308	$ 13,534
Depletion & depreciation expense ($/boe)	$ 5.54	$ 4.52	$ 3.87

The Company's 2000 tax provision of $46.3 million, comprised of current, capital and future taxes, resulted in an effective tax rate of 43.2%. This compares with a tax provision of $13.6 million and a 40.4% effective corporate tax rate in 1999. Increases in the provision and rate in 2000 are a direct result of Vermilion's higher profits.

Historically, Vermilion has had a short tax horizon of one year, after which the Company becomes cash taxable. The tax pools for France and Canada are $66.7 million and $172.2 million, respectively. The acquisition of Big Sky contributed $23.3 million to Vermilion's tax pools in Canada. In Canada, Vermilion expects that our tax pools and extensive capital program will be sufficient to reduce the payment of cash income taxes in Canada to between $3 million and $5 million in 2001. In France, the prevailing commodity price environment is creating an immediate tax liability for us in 2001 of $4 million to $5 million. Our business plan includes a five-year tax planning strategy aimed at maintaining cash taxes to between 8% to 10% of our cash flow given the current price environment.

Effective January 1, 2000, the Company moved to the liability method from the deferral method of accounting for income taxes. Under this new standard, adopted by the Canadian Institute of Chartered Accountants, tax assets and liabilities must be measured using income tax rates and applying tax laws expected to apply to the taxable income in the period when the tax assets or liabilities are expected to be realized or settled. The statutory tax rates used in Canada and France are 44.6% and 37.8%, respectively.

The impact of this change on Vermilion was a charge to retained earnings of $13.6 million, a charge to capital assets of $5.7 million and the recording of a future income tax liability of $19.3 million on January 1, 2000, when these requirements were adopted. The new method was applied retroactively without restatement of the 1999 financial statements. The adjustment to retained earnings resulted primarily from the recognition of the future tax cost of past corporate acquisitions where the tax basis acquired was less than the purchase price.

TAX POOLS (December 31, 2000)	Rates	($000s)
CANADA		
Canadian Exploration Expense	100%	$ 2,233
Canadian Development Expense	30%	56,201
Canadian Oil & Gas Property Expense	10%	72,390
Undepreciated Capital Cost	25%	36,493
Share Issue Costs	1/5	3,729
Non-Capital Losses	100%	1,154
Total Canada		$ 172,200
FRANCE		
Seismic	50%	$ 2,133
Intangible costs	25%	48,433
Production tangible costs	30%	11,010
Other tangible costs & building	10%	2,000
Non-capital losses	100%	3,160
Total France		$ 66,736
Total combined		$ 238,936

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of business risks. These risks include fluctuations in commodity prices, exchange rates and interest rates, exploration uncertainties, product demand, transportation restrictions and governmental regulatory changes.

Vermilion considers our risk management program as a form of insurance that protects the Company's cash flow and rate of return. The primary objective of our risk management program – an integral part of the Company's five-year business plan – is to maintain Vermilion's capital program to meet our long-term growth targets. Maintenance of a strong financial position and a stable cash flow stream through the development of long-life reserves is key to mitigating business risks.

In 2000, Vermilion hired a risk management consultant to assess our commodity and currency risks and assist us with the continuing development of the risk management strategy that was incorporated into the Company's planning and budgeting process in 1999. Vermilion has since hired a Vice President, Marketing, who has taken over the process full time.

To manage the adverse impact of significant movements in commodity prices, exchange rates and interest rates, the Company uses over-the-counter financial structures. Vermilion has strict controls and guidelines in place and enacts transactions only with counterparties that have high credit ratings.

The significant volatility in world oil prices underscores the importance of effective hedging strategies. To protect our capital program, Vermilion's strategy balances an assessment of our financial position with historical pricing and market research. Guarding against commodity price declines while managing debt levels that exceed one year's hedging mechanisms has become crucial in shielding future capital programs. The following table outlines the crude oil swap transactions that we have in place for 2001. In addition, Vermilion uses a balanced portfolio approach in selling our natural gas, protecting 15% of our 2001 natural gas production from market price fluctuation, while ensuring extremely attractive operating netbacks.

HEDGING SUMMARY 2001	Q1	Q2	Q3	Q4
Average volume – WTI (bbls/d)	4,800	4,800	2,800	2,800
Average price – WTI (US$/bbl)	25.77	24.96	26.20	25.54
Average volume – Brent (bbls/d)	1,000	1,000	1,000	1,000
Average price – Brent (US$/bbl)	22.12	21.14	20.59	19.99

The Company's primary exposure to currency risk comes from the fact that our revenue stream in Canada and France is denominated in U.S. dollars. We are currently reviewing U.S.-dollar denominated debt instruments to balance this exposure, because the Canadian dollar has been trading at historical lows compared to its 10-year trading range. Vermilion's exposure to fluctuations in the French franc is limited primarily to reinvestment and repatriation of funds, and forward-sale contracts can be used to mitigate these risks. The remaining cash flow from our French operations is reinvested within France, creating a natural hedge to the working capital and cash flow stream when they are converted to French francs.

> management's report to shareholders

The accompanying consolidated financial statements of Vermilion Resources Ltd. are the responsibility of management and have been approved by the Board of Directors. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Company's external auditors, have conducted an examination of the consolidated financial statements in accordance with generally accepted auditing standards in Canada and have provided an independent opinion.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised of a majority of Directors who are not employees of the Company. The Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management's Discussion and Analysis and the external Auditors' Report before they are presented to the Board of Directors.

Jeffrey S. Boyce (signed)
President & Chief Executive Officer
March 30, 2001

Stephen E. Bjornson (signed)
Vice President Finance & Chief Financial Officer

> auditors' report

To the Shareholders of Vermilion Resources Ltd.

> We have audited the consolidated balance sheet of Vermilion Resources Ltd. as at December 31, 2000 and the consolidated statements of earnings and retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 1999 and for the year then ended, were reported on by another firm of Chartered Accountants that expressed an unqualified auditors' report.

Calgary, Alberta
February 16, 2001

Deloitte & Touche
Chartered Accountants

consolidated balance sheets

($ thousands) December 31	2000	1999
Assets		
Current		
Cash	$ 15,861	$ 4,567
Accounts receivable	42,530	17,458
Crude oil inventory	6,018	7,200
Prepaid expenses and other	2,692	2,079
	67,101	31,304
Deferred financing charges	1,255	1,155
Investment in Aventura (note 2b)	5,699	4,364
Capital assets (note 3)	415,648	266,520
	$ 489,703	$ 303,343
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 71,527	$ 30,571
Long-term debt (note 4)	101,619	95,539
Provision for future site restoration (note 3)	6,253	4,321
Future income taxes (note 5)	96,865	23,859
	276,264	154,290
Commitments and contingencies (note 9)		
Shareholders' equity		
Share capital (note 6)	132,965	112,620
Retained earnings	80,474	36,433
	213,439	149,053
	$ 489,703	$ 303,343

Approved by the Board

Jeffrey S. Boyce (signed)
Director

Charles W. Berard (signed)
Director

consolidated statements of earnings and retained earnings

($ thousands, except per share amounts) Years Ended December 31	2000	1999
REVENUE		
Petroleum and natural gas revenue	$ 234,653	$ 108,443
Royalties, net of ARTC	55,530	21,724
	179,123	86,719
Other income	2,277	-
	181,400	86,719
EXPENSES		
Production	25,201	19,990
Interest	9,972	7,202
General and administration	6,617	5,058
Foreign exchange	642	385
Depletion and depreciation	31,797	20,308
	74,229	52,943
Earnings before income taxes and other item	107,171	33,776
Income taxes (note 5)		
Future	43,380	14,358
Current (recovery)	2,149	(978)
Capital	728	266
	46,257	13,646
Other item		
Equity in (income) losses of affiliate (note 2b)	(535)	122
NET EARNINGS	61,449	20,008
Excess of consideration paid over stated value of shares purchased (note 6)	(3,849)	(145)
Adoption of new accounting policy (note 5)	(13,559)	-
RETAINED EARNINGS, BEGINNING OF YEAR	36,433	16,570
RETAINED EARNINGS, END OF YEAR	$ 80,474	$ 36,433
NET EARNINGS PER COMMON SHARE		
Basic	$ 1.17	$ 0.40
Fully diluted	$ 1.11	$ 0.37

consolidated statements of cash flows

($ thousands, except per share amounts)

Years Ended December 31	2000	1999
CASH PROVIDED BY (USED IN)		
OPERATING		
Net earnings	$ 61,449	$ 20,008
Items not affecting cash:		
Depletion and depreciation	31,797	20,308
Unrealized foreign exchange loss	454	188
Amortized deferred financing charges	1,606	365
Equity in (income) losses of affiliate	(535)	122
Future income taxes	43,380	14,358
Funds generated from operations	138,151	55,349
Changes in non-cash working capital	13,370	(14,035)
	151,521	41,314
INVESTING		
Drilling and development of petroleum and natural gas properties	(96,034)	(45,347)
Acquisition of capital assets, net	(36,779)	(947)
Corporate acquisition (note 2a)	(8,460)	-
Acquisition of investment (note 2b)	(800)	(114)
	(142,073)	(46,408)
FINANCING		
Issue of common shares for cash, net of share issue costs	3,767	8,399
(Decrease) increase in long-term debt	(520)	1,636
Increase in deferred financing charges	(1,707)	(1,556)
	1,540	8,479
Foreign exchange gain (loss) on cash held in a foreign currency	306	(188)
NET INCREASE IN CASH	11,294	3,197
CASH, BEGINNING OF YEAR	4,567	1,370
CASH, END OF YEAR	$ 15,861	$ 4,567
FUNDS GENERATED FROM OPERATIONS PER COMMON SHARE		
Basic	$ 2.63	$ 1.12
Fully diluted	$ 2.49	$ 1.01
SUPPLEMENTARY INFORMATION - CASH PAYMENTS		
Interest	$ 8,124	$ 7,505
Income taxes	$ (358)	$ 569

notes to the consolidated financial statements

Years Ended December 31, 2000 and 1999

(Tabular amounts in thousands of dollars, except as indicated)

1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

PETROLEUM AND NATURAL GAS OPERATIONS

The Company uses the full-cost method of accounting for petroleum and natural gas operations and accordingly, capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling (including related overhead) on producing and non-producing properties and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a significant change in the rate of depletion and depreciation.

The costs of significant unevaluated properties are excluded from the depletion and depreciation base. The carrying value is limited to the recoverable amount as determined by estimating the present value of future net revenues from proven properties based on current prices and costs and the value of unproven properties at the lower of cost and net realizable value less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes. Amortization of these costs is done on a country-by-country basis and is calculated on the unit-of-production method based on estimated proven reserves, before royalties, as determined by independent engineers. For purposes of depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content.

Substantially all of the exploration, development and production activities of the Company are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Company's proportionate interest in such activities.

The Company estimates its future site restoration and abandonment costs for its oil and gas properties on a country-by-country basis. The costs represent management's best estimate of the future site restoration and abandonment costs based upon current legislation and industry practices. Total estimated costs are being provided for on a unit-of-production basis. The annual provision included in amortization expense and actual future site restoration and abandonment costs are charged to the account as incurred.

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost and are being amortized on a declining-balance basis at rates of 20% to 50% per year.

CRUDE OIL INVENTORIES

Inventories of crude oil, consisting of production awaiting shipment at the Ambès Shipping Terminal in France, are valued at current estimated selling price net of related expenses.

STOCK-BASED COMPENSATION PLAN

Consideration paid by employees or directors on the exercise of stock options under the employee stock option plan is recorded as share capital.

DEFERRED FINANCING CHARGES

Deferred financing charges relate to the costs associated with long-term debt. The deferred financing costs associated with long-term debt are amortized on a straight-line basis over the life of the debt obligation.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses financial instruments to hedge its exposure to fluctuations in oil and natural gas prices, foreign exchange rates and interest rates. Gains or losses from these activities are reported as adjustments to the related revenue or expense accounts when the gain or loss is realized.

EARNINGS PER SHARE

Earnings per share and funds from operations per share are calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings per share and funds from operations per share, where applicable, reflect the exercise of options and issuance of common shares for warrants as if issued at the later of the date of grant or the beginning of the year.

FLOW-THROUGH SHARES

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Share capital is reduced and future income tax is increased by the tax related to the renounced tax deduction.

FOREIGN CURRENCY TRANSLATION

Foreign currency balances of foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.
- Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates.
- Sales, other revenues, royalties and all other expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

FUTURE INCOME TAXES

Effective January 1, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, which determines future income taxes based on the differences between assets and liabilities reported for financial accounting purposes and those reported for tax purposes. Previously, the Company followed the deferral method, which determined deferred income taxes based on the differences in the timing of income and expenses reported for financial accounting purposes from those reported for income tax purposes. The new method was applied retroactively without restatement of the 1999 financial statements.

3. [illegible] AND INVESTMENT

a) On June 28, 2000, the Company signed a letter agreement to purchase all of the outstanding shares of Big Sky Resources Inc. (Big Sky), a private Canadian oil and gas company, for total consideration of $23,472,000 including cash and non-cash consideration. The arrangement closed on August 10, 2000, at which time Big Sky became a wholly owned subsidiary of the Company. The acquisition of Big Sky was accounted for using the purchase method of accounting, effective from August 10, 2000, as follows:

Allocation of purchase price:	
Capital assets	$ 40,800
Current assets	1,336
Current liabilities	(3,659)
Future income taxes	(8,075)
Long-term debt	(6,600)
Site restoration	(330)
	23,472
Common share consideration (note 6)	(15,012)
Cash consideration	$ 8,460

b) Effective October 20, 1999, the Company acquired 43,714,000 warrants of Del Mar Energy Inc. (renamed Aventura Energy Inc. (Aventura)) in exchange for a royalty interest on certain petroleum and natural gas properties. In December 1999, the Company purchased 431,280 shares for cash consideration of $90,569, and on August 31, 2000, the Company purchased an additional 3,200,000 shares for cash consideration of $800,000. The Company has an approximate 39% equity ownership in Aventura and has accounted for the investment using the equity method. The investment is recorded at original cost and adjusted for the Company's proportionate share of Aventura's net earnings or losses and dividends received since the date of acquisition.

3. CAPITAL ASSETS

2000	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	$ 488,882	$ 73,974	$ 414,908
Furniture and equipment	2,018	1,278	740
	$ 490,900	$ 75,252	$ 415,648

1999	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	$ 304,603	$ 38,818	$ 265,785
Furniture and equipment	1,293	558	735
	$ 305,896	$ 39,376	$ 266,520

As at December 31, 2000, costs of $12,352,000 (1999 – $11,015,000) for unproven properties have been excluded from the depletion and depreciation calculation. During the year, the Company capitalized $1,861,000 (1999 – $495,000) of overhead costs related to exploration and development activities.

The provision for future site restoration costs is recorded in the consolidated statement of earnings as a component of depletion and depreciation and on the consolidated balance sheet as a long-term liability. At December 31, 2000, the estimated future site restoration costs to be accrued over the life of the remaining proven reserves are $23,723,355 (1999 – $20,066,000).

4. LONG-TERM DEBT

At December 31, 2000, the Company had a line of credit of $180 million (1999 – $160 million) with a banking syndicate which has a one-year extendible revolving period. Interest is payable based on the Company's total debt to cash flow ratio at an annual rate ranging from the bank's prime rate plus 0.125% to the bank's prime rate plus 1.5% per annum. Security for the new loan facility includes a $400 million floating charge debenture and a general security agreement over all of the assets of the Company. In addition, a subsidiary of the Company, Vermilion REP S.A., as guarantor of the Company's loan, has provided security over its assets in France.

On January 10, 2001, the Company renegotiated its loan facility increasing its line of credit to $215 million. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions. A working capital tranche of $10 million included in the $215 million facility has been placed in France to assist cash-management practices.

5. FUTURE INCOME TAXES

As stated in note 1, the Company adopted the liability method of accounting for income taxes effective on January 1, 2000, on a retroactive basis without restatement of the previously issued financial statements. The effect of the adoption of the new policy on the balances at January 1, 2000, was as follows:

Increase capital assets	$ 5,708
Decrease retained earnings	13,559
Increase future income tax	19,267

The adjustment to retained earnings resulted primarily from the recognition of the future tax cost related to past corporate acquisitions where the tax basis acquired was less than the purchase price.

The components of the future income tax liability at December 31, 2000, are as follows:

Taxable temporary differences	$ 100,237
Loss carryforwards	(1,708)
Share issue costs	(1,664)
	$ 96,865

The change in accounting policy from the deferral method of accounting for income taxes to the liability method has reduced net earnings in the current year by $130,000.

The provision for income taxes differs from the result which would be obtained had the combined statutory income tax rates for the respective Canadian and foreign jurisdictions been applied to net earnings. The actual income tax expense differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 44.6%.

	2000	1999
Earnings before income taxes	$ 107,171	$ 33,776
Corporate tax rate	44.6%	44.6%
Expected tax expense	47,798	15,064
Increase (decrease) in taxes resulting from		
Non-deductible Crown payments	17,840	5,661
Resource allowance	(15,072)	(4,954)
Alberta Royalty Tax Credit	(89)	(567)
Foreign tax rate differentials *	(3,536)	(1,983)
French statutory tax rate change	(632)	-
Capital taxes	728	266
Non-deductible depletion	-	1,209
Other	-	(72)
Foreign exchange	(780)	(978)
Provision for income taxes	$ 46,257	$ 13,646

At December 31, 2000, the Company has approximately $172.2 million (1999 - $87.0 million) of tax deductions for Canadian income tax purposes and approximately $66.7 million (1999 - $76.7 million) of tax deductions for French income tax purposes.

* The corporate tax rate in France was 37.76% in 2000 (1999 - 39.99%).

Authorized

Unlimited number of common shares

Unlimited number of preferred shares

Common shares issued

	Number of Shares	Amount
Balance, December 31, 1998	49,188,517	$ 107,187
Stock options exercised for cash	740,976	1,711
Flow-through share offering	1,500,000	7,500
Share issue costs, net of tax of $236	-	(292)
Shares acquired under normal course issuer bids	(69,200)	(139)
Tax effect on flow-through shares issued	-	(3,347)
Balance, December 31, 1999	51,360,293	112,620
Common shares issued on business acquisition (note 2a)	2,207,695	15,012
Stock options exercised for cash	1,275,632	4,550
Flow-through share offering	500,000	5,375
Share issue costs, net of future tax of $114	-	(142)
Shares acquired under normal course issuer bids	(853,700)	(2,052)
Tax effect on flow-through shares issued	-	(2,398)
Balance, December 31, 2000	**54,489,920**	**$ 132,965**

FLOW-THROUGH SHARES

Pursuant to flow-through share agreements dated December 20, 2000, the Company had renounced resource expenditures of $5,375,000 prior to February 28, 2001. The Company is committed to incur the qualifying expenditures prior to December 31, 2001.

STOCK OPTIONS

The Company has a stock option plan under which the Board of Directors may grant stock options to directors, officers and employees for the purchase of common shares. At December 31, 2000, the Company has outstanding a total of 4,596,367 (1999 - 4,649,167) options under the stock option plan. The options are exercisable at prices from $0.70 to $8.10 and expire at various dates between 2001 and 2005.

The following tables summarize information about the Company's stock options at December 31, 2000:

	2000		1999	
	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price
Balance, beginning of year	4,649,167	$ 4.25	4,656,643	$ 4.08
Granted	1,350,500	7.06	1,206,500	4.17
Exercised	(1,275,632)	3.57	(740,976)	2.31
Cancelled	(127,668)	5.85	(473,000)	5.41
Balance, end of year	4,596,367	$ 5.22	4,649,167	$ 4.25
Exercisable, end of year	1,801,117	$ 4.75	1,693,666	$ 4.12

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Average Remaining Life in Years	Average Exercise Price	Number Exercisable	Average Exercise Price
$0.70 - $2.99	17,500	1.5	$ 0.96	17,500	$ 0.96
$3.00 - $4.99	2,454,600	2.5	4.13	1,248,950	4.11
$5.00 - $8.10	2,124,267	3.5	6.53	534,667	6.37
	4,596,367		$ 5.22	1,801,117	$ 4.75

NORMAL COURSE ISSUER BIDS

Effective October 28, 2000, the Company began a normal course issuer bid process to purchase the Company's common shares. The bid was approved to purchase up to 5% of the issued and outstanding common shares, or 2,711,846 common shares, and will terminate on October 27, 2001.

During the year ended December 31, 2000, the Company acquired 853,700 (1999 - 69,200) common shares, under the current and a prior normal course issuer bid, for cash consideration totalling $5,901,000 (1999 - $284,000). As the consideration paid exceeded the stated value of the shares, the amount of the excess, totalling $3,849,000 (1999 - $145,000), was recorded as a reduction of retained earnings.

7. FINANCIAL INSTRUMENTS

RISK MANAGEMENT ACTIVITIES

The nature of the Company's operations result in exposure to fluctuations in commodity prices, exchange rates and interest rates. The Company monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Company is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. The Company deals only with major financial institutions and does not anticipate non-performance by the counterparties.

The Company uses oil swap agreements to hedge anticipated sales of crude oil. At December 31, 2000, the Company had entered into U.S. dollar oil swaps with financial institutions to hedge approximately 1,749,000 barrels (approximately 4,800 barrels per day) in 2001 and 730,000 (approximately 2,000 barrels per day) in 2002. The hedge prices range from US$21.50 to US$29.93 and mature during calendar years 2001 and 2002. At December 31, 2000, the fair value of the oil swaps was a loss of approximately Cdn$465,000 (using an average exchange rate of $0.68). The Company does not obtain collateral or other security to support its oil swap agreements; however, any swap agreement executed with any of its banking syndicate members rank pari passu with the security arrangement within the bank loan facility.

The company has entered into a financial swap for electricity prices to hedge anticipated electrical needs for its Canadian production. At December 31, 2000, the Company had entered into an agreement with an energy company to hedge approximately 2 MW per hour (50% of current electrical needs for Canadian production) at $91 per MW hour. The term is for three years beginning January 1, 2001, and ending December 31, 2003.

FAIR VALUES

The carrying values of cash, accounts receivable, investments, accounts payable and accrued liabilities and long-term debt approximated their fair values as at December 31, 2000 and 1999. Long-term debt with variable interest rates is assumed to be at fair value and is not revalued.

8. SEGMENTED INFORMATION

The Company has operations in Canada and France, and our entire operating activities are related to exploration, development and production of petroleum and natural gas.

		2000		1999
PETROLEUM AND NATURAL GAS REVENUES				
Canada	$	161,534	$	59,348
France		73,119		49,095
	$	234,653	$	108,443
NET EARNINGS				
Canada	$	38,580	$	11,036
France		22,869		8,972
	$	61,449	$	20,008
FUNDS GENERATED FROM OPERATIONS				
Canada	$	89,243	$	31,669
France		48,908		23,680
	$	138,151	$	55,349
CAPITAL EXPENDITURES (INCLUDING ACQUISITIONS)				
Canada	$	140,466	$	36,058
France		25,072		10,236
	$	165,538	$	46,294
TOTAL ASSETS				
Canada	$	330,495	$	174,540
France		159,208		128,803
	$	489,703	$	303,343

9. COMMITMENTS AND CONTINGENCIES

At December 31, 2000, the Company had a letter of credit outstanding for 17,910,000 French francs (approximately Cdn$3.9 million) in favour of the vendor of the properties acquired in France, which secures certain indemnities given to the vendor. The letter of credit expires July 2001 and has a 10% drawdown upon annual renewal.

10. COMPARATIVE FIGURES

The presentation of certain accounts for the previous year has been changed to conform to the presentation adopted for the current year.

Year ended December 31	2000 Gross (acres)	2000 Net (acres)	2000 Value ($mm)	1999 Gross (acres)	1999 Net (acres)	1999 Value ($mm)
CANADA						
Chip Lake	179,520	130,075	$ 16.2	131,834	100,133	$ 11.0
Utikuma	104,605	70,899	7.8	31,520	22,736	1.1
Mastin Lake	127,520	105,635	4.2		-	-
Southern Foothills	64,159	29,504	1.6	30,334	10,251	1.0
Total Canada	475,804	336,113	29.6	193,688	133,120	13.1
FRANCE						
Aquitaine Basin	302,872	287,140	8.3	265,000	265,000	7.6
Paris Basin	601,365	462,365	13.3	587,000	439,625	12.7
Aquitaine Maritime	605,500	60,550	1.7	605,500	60,550	1.7
Total France	1,509,737	810,055	23.3	1,457,500	765,175	22.0
Total combined	1,985,541	1,146,168	$ 52.9	1,651,188	898,295	$ 35.1

(number of wells)	2000 Gross	2000 Net	1999 Gross	1999 Net	1998 Gross	1998 Net	1997 Gross	1997 Net
CANADA								
Oil	19	15.6	14	11.4	5	5.0	3	2.7
Gas	34	24.2	19	13.1	16	12.5	11	10.5
Dry	19	16.1	7	4.6	3	2.2	1	0.1
Total Canada	72	55.9	40	29.1	24	19.7	15	13.6
FRANCE								
Oil	7	7.0	-	-	8	8.0	2	2.0
Gas	-	-			-	-		-
Suspended	-	-	-	-	2	2.0	-	-
Dry	1	1.0		-	1	1.0	-	-
Total France	8	8.0	-	-	11	11.0	2	2.0
Total combined	80	63.9	40	29.1	35	30.7	17	15.6



96
97
98
99
00
Net
Gross
45
256
884
698
1,136

December 31	2000 Exploration Gross	2000 Exploration Net	2000 Development Gross	2000 Development Net	2000 Total Gross	2000 Total Net	1999 Exploration Gross	1999 Exploration Net	1999 Development Gross	1999 Development Net	1999 Total Gross	1999 Total Net
CANADA												
Oil	3	2.9	16	12.7	19	15.6	-	-	14	11.4	14	11.4
Gas	12	6.8	22	17.4	34	24.2	9	6.4	10	6.7	19	13.1
Dry	12	9.7	7	6.4	19	16.1	3	2.0	4	2.6	7	4.6
Total	27	19.4	45	36.5	72	55.9	12	8.4	28	20.7	40	29.1
FRANCE												
Oil	0	0.0	7	7.0	7	7.0	-	-	-	-	-	-
Gas	0	0.0	0	0.0	0	0.0	-	-	-	-		
Dry	1	1.0	0	0.0	1	1.0	-	-	-	-	-	-
Total	1	1.0	7	7.0	8	8.0	-	-	-	-	-	-
COMBINED												
Oil	3	2.9	23	19.7	26	22.6	-	-	14	11.4	14	11.4
Gas	12	6.8	22	17.4	34	24.2	9	6.4	10	6.7	19	13.1
Dry	13	10.7	7	6.4	20	17.1	3	2.0	4	2.6	7	4.6
Total	28	20.4	52	43.5	80	63.9	12	8.4	28	20.7	40	29.1

(Natural Gas at 6:1)	2000 Crude Oil & NGLs (bbls/d)	2000 Natural Gas (mmcf/d)	2000 Average (boe/d)	1999 Crude Oil & NGLs (bbls/d)	1999 Natural Gas (mmcf/d)	1999 Average (boe/d)	1998 Crude Oil & NGLs (bbls/d)	1998 Natural Gas (mmcf/d)	1998 Average (boe/d)
CANADA									
Chip Lake	2,533	26.89	7,015	2,142	23.53	30,064	1,444	15.86	4,087
Utikuma	3,354	0.55	3,446	1,723	0.47	1,801	155	-	155
Mastin Lake	51	3.03	556	-	-	-	-	-	-
Southern Foothills	289	8.64	1,729	104	2.15	462	89	1.20	289
Total Canada	6,227	39.11	12,746	3,969	26.15	8,327	1,688	17.06	4,531
FRANCE									
Aquitaine Basin	3,672	-	3,672	3,637		3,637	3,896		3,896
Paris Basin	1,442	-	1,442	1,565		1,565	1,794	-	1,794
Other	320	0.97	481	391	1.26	604	337	1.62	607
Total France	5,434	0.97	5,595	5,593	1.26	5,806	6,027	1.62	6,297
Total combined	11,661	40.08	18,341	9,562	27.43	14,133	7,715	18.68	10,828



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Net
Gross
7.6
15.6
33.7
29.1
63.9

	Canada Natural Gas (mmcf/d)	Canada Crude oil & NGLs (bbls/d)	Canada Gas at 10:1 (boe/d)	France Natural Gas (mmcf/d)	France Crude oil & NGLs (bbls/d)	France Gas at 10:1 (boe/d)	Total Natural Gas (mmcf/d)	Total Crude oil & NGLs (bbls/d)	Total Gas at 10:1 (boe/d)
Production Q4 1999	28.8	4,819	7,696	1.3	5,471	5,596	30.0	10,290	13,292
Decline on base production	(5.2)	(752)	(1,273)	(0.3)	(355)	(382)	(5.5)	(1,107)	(1,655)
New additions (2000)	29.5	1,475	4,429	0.0	551	551	29.6	2,026	4,980
Decline on additions (2000)	(3.0)	(147)	(442)	0.0	(50)	(50)	(3.0)	(197)	(492)
Acquisitions (2000)	0.0	1,538	1,538	0.0	0	0	0.0	1,538	1,538
Production Q4 2000	50.1	6,933	11,948	1.0	5,617	5,715	51.1	12,550	17,663

	2000	1999	1998	1997	1996
EXPENDITURES ($mm)					
Drilling & development	$ 94.5	$ 44.5	$ 80.9	$ 40.5	$ 6.9
Property acquisitions	36.8	1.0	34.9	46.0	12.2
Corporate acquisitions	32.7		32.2		-
	$ 164.0	$ 45.5	$ 148.0	$ 86.5	$ 19.1
RESERVE ADDITIONS (gas at 10:1)					
Proven reserves (mmboe)	16.4	7.3	23.6	36.9	6.0
Finding & development costs ($/boe)	9.98	6.20	6.26	2.34	3.16
RESERVE ADDITIONS (gas at 6:1)					
Proven reserves (mmboe)	19.9	8.9	26.7	39.5	8.7
Finding & development costs ($/boe)	8.24	5.08	5.56	2.19	2.19
Finding & development cost averages (gas at 10:1)					
Three-year average (1998 – 2000) ($/boe)	7.56				
Four-year average (1997 – 2000) ($/boe)	5.27				
Five year average (1996 – 2000) ($/boe)	5.13				



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2.19
2.19
5.55
5.08
8.24

	Crude Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	2000 Total ($/boe)	Crude Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	1999 Total ($/boe)
CANADA						
Prices	$ 41.15	$ 5.58	$ 46.79	$ 25.14	$ 2.77	$ 26.16
Oil hedging costs	(5.31)	–	(3.26)	(2.15)	–	(1.48)
Royalties	(10.23)	(1.62)	(12.54)	(4.94)	(0.64)	(5.52)
Lifting costs	(3.62)	(0.34)	(3.53)	(3.12)	(0.39)	(3.44)
Operating netback	$ 21.99	$ 3.62	$ 27.46	$ 14.63	$ 1.74	$ 15.74
FRANCE						
Prices	$ 38.52	$ 4.40	$ 38.62	$ 24.67	$ 2.99	$ 24.98
Oil hedging costs	(2.54)	–	(2.50)	(1.50)	–	(1.47)
Royalties	(4.47)	(0.23)	(4.44)	(4.11)	(0.15)	(4.05)
Lifting costs	(5.47)	(3.53)	(5.99)	(5.48)	(1.18)	(5.62)
Operating netback	$ 26.04	$ 0.64	$ 25.69	$ 13.78	$ 1.66	$ 13.84
COMBINED						
Prices	$ 39.93	$ 5.55	$ 43.91	$ 24.98	$ 2.76	$ 25.62
Oil hedging costs	(4.02)	–	(2.99)	(1.90)	–	(1.47)
Royalties	(7.55)	(1.59)	(9.69)	(4.46)	(0.62)	(4.84)
Lifting costs	(4.40)	(0.41)	(4.39)	(4.50)	(0.43)	(4.45)
Operating netback	$ 23.88	$ 3.55	$ 26.84	$ 14.12	$ 1.75	$ 14.66

	Revenue ($/boe)	Hedging ($/boe)	Royalties ($/boe)	Lifting Costs ($/boe)	Operating Netback ($/boe)
CANADA					
Chip Lake	$ 47.01	$ (2.58)	$ (13.25)	$ (3.46)	$ 27.72
Utikuma	44.40	(5.23)	(10.61)	(3.28)	25.28
Mastin Lake	60.28	(0.77)	(15.58)	(6.21)	37.73
Southern Foothills	48.80	(1.33)	(14.13)	(3.75)	29.58
Average Canada	$ 46.79	$ (3.26)	$ (12.54)	$ (3.53)	$ 27.46
FRANCE					
Aquitaine Basin	$ 38.46	$ (2.65)	$ (5.39)	$ (5.42)	$ 26.00
Paris Basin	39.23	(2.54)	(2.46)	(5.55)	28.68
Other	29.14	(1.80)	(2.88)	(12.47)	11.93
Average France	$ 38.67	$ (2.50)	$ (4.44)	$ (5.99)	$ 25.69
Average combined	$ 43.91	$ (2.99)	$ (9.60)	$ (4.39)	$ 26.84



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December 31 ($000s)	2000	1999	1998	1997	1996
Proven plus 50% probable [1]	$864,779	$456,968	$[illegible]	$[illegible]	$ [illegible]
Undeveloped land (Canada)	29,586	13,059	[illegible]	6,631	[illegible]
Undeveloped land (France) [2]	23,289	22,000	22,000	-	-
Seismic	6,887	5,293	6,[illegible]	-	-
Aventura	9,320	–	–	–	–
Total debt & working capital	(106,045)	(54,703)	(110,298)	(20,[illegible])	(5,717)
Exercise of warrants & stock options	24,008	19,758	19,063	12,[illegible]	2,742
Total assets	$853,924	$492,375	$337,532	$304,111	$ 66,070
Fully diluted common shares (000s)	59,086	56,009	53,845	45,[illegible]	32,963
Net asset value ($/fully diluted share)					
Discounted at 15%/year, before tax	$ 14.45	$ 7.54	$ 6.27	$ 6.67	$ 2.00
Discounted at 10%/year, after tax	$ 12.37				

1 [illegible]
2 [illegible]

	2000	1999	1998	1997	1996
Return on shareholders' equity (%)	34	15	3	[illegible]	11
Return on invested capital (%)	21	10	3	12	6
Earnings to cash flow (%)	45	[illegible]	18	[illegible]	36
Debt to equity [1]	0.50	0.64	0.89	0.26	0.64
Debt to cash flow [1]	0.8:1	1.7:1	5.0:1	[illegible]	2.6:1
Share price to earnings multiple (basic) [2]	6.8	11.1	40.7	[illegible]	[illegible]
Share price to cash flow multiple (basic) [2]	3.0	4.0	6.8	11.8	[illegible]
Proved boe reserves/fully diluted share	1.29	1.17	1.17	0.91	0.35
Recycle ratio	2.7	2.0	0.9	3.7	3.1

1 [illegible]
2 [illegible]



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($ millions, except as indicated)	2000	1999	1998	1997	1996
Revenues	$ 234.7	$ 108.4	$ [illegible]	$ 53.7	$ [illegible]
Cash flow from operations	138.2	55.5	19.6	26.1	[illegible]
Per share, basic ($)	2.63	1.12	0.42	[illegible]	0.24
Net earnings	61.4	20.0	3.4	11.4	1.9
Per share, basic ($)	1.17	0.40	0.07	0.30	[illegible]
Capital expenditures	165.5	46.3	149.8	[illegible]	[illegible]
Total assets	489.7	383.3	254.7	130.2	41.2
Total long-term debt	101.6	85.5	91.9	17.5	13.4
Shareholders' equity	$ 213.4	$ 140.1	$ 123.8	$ 77.7	$ 21.3
Common shares outstanding (millions)					
End of period	54.5	51.4	49.2	42.1	20.9
Weighted average	52.5	49.6	46.7	37.8	21.4
Fully diluted, end of period	59.1	56.0	53.8	45.6	32.0
Share trading ($)					
High	$ 8.85	$ 6.85	$ 5.25	$ 9.75	$ 4.50
Low	4.00	2.60	2.50	3.85	1.75
Close	$ 8.00	$ 4.45	$ 2.85	$ 8.25	$ 4.50
Production					
Crude oil (bbls/d)	9,948	8,293	6,877	4,825	229
NGLs (bbls/d)	1,713	1,265	838	651	318
Natural gas (mmcf/d)	40.1	27.4	18.7	11.0	7.6
Total (boe/d gas at 10:1)	15,669	12,305	9,583	6,573	1,307
Total (boe/d gas at 6:1)	18,341	14,133	10,828	7,33[illegible]	1,814
Average selling price					
WTI reference (US$/bbl)	$ 30.19	$ 19.24	$ 14.43	$ 20.63	$ 22.63
Crude oil ($/bbl)	36.40	23.64	14.34	[illegible]	[illegible]
NGLs ($/bbl)	33.05	19.13	13.18	19.9[illegible]	21.50
Natural gas ($/mcf)	5.55	2.78	2.2[illegible]	2.41	1.63
Operating cost ($/boe)	4.39	4.45	5.51	5.67	3.16
Operating netback ($/boe)	26.84	14.66	7.40	12.94	13.33
Cash flow netback ($/boe)	$ 24.09	$ 12.32	$ 5.56	$ 11.00	$ 10.78
Reserves (proven plus 50% probable)					
Crude oil (mmbbls)	60.7	54.6	51.5	34.9	1.3
NGLs (mmbbls)	7.6	6.4	7.0	5.5	2.8
Natural gas (bcf)	189.6	146.6	140.0	104.5	60.0
Total (mmboe gas at 10:1)	87.3	77.7	73.5	50.8	10.1
Total (mmboe gas at 6:1)	100.0	87.4	82.7	57.7	11.1
Reserve replacement as a % of production	206	1[illegible]	[illegible]	1,540	1,261
Undeveloped landholdings (thousand net acres)	1,146	[illegible]	884	[illegible]	45
Net asset value ($/share, NPV 15%, before tax)	$ 14.45	$ 7.54	$ 6.27	$ 6.67	$ 2.00
Finding & development costs ($/proven boe)	$ 9.98	$ 5.20	$ 6.28	$ 2.34	$ 3.10
Employees at annual report date	123	108	92	72	23

corporate information

DIRECTORS

CANADA
Jeffrey S. Boyce [1]
Calgary, Alberta

Charles W. Berard [1,2,3,4]
Partner, Macleod Dixon
Calgary, Alberta

Lorenzo Donadeo [3]
Calgary, Alberta

Claudio Ghersinich [2]
Calgary, Alberta

Joseph Killi [1,2,3,4]
President, Rosebridge Capital Corp.
Calgary, Alberta

[1] Audit Committee
[2] Compensation Committee
[3] *Environment and Safety Committee*
[4] Independent Reserves Committee

FRANCE
Jeffrey S. Boyce
Calgary, Alberta

Jack Anderson
HSD Ernst & Young
Paris, France

Lorenzo Donadeo
Calgary, Alberta

Claudio Ghersinich
Calgary, Alberta

OFFICERS & KEY PERSONNEL

CANADA
Jeffrey S. Boyce
President & Chief Executive Officer

Lorenzo Donadeo, P. Eng.
Executive Vice President
& Chief Operating Officer

Claudio Ghersinich, P. Eng.
Executive Vice President, New Ventures

Chris Baker, B.Sc.
Vice President, Exploration

C. Tom Banks, P. Eng.
Vice President, Production & Engineering

Stephen E. Bjornson, C.A.
Vice President, Finance
& Chief Financial Officer

Raj Patel, P. Eng.
Vice President, Marketing

FRANCE
Martin Robert, P. Eng
Directeur Général, Vermilion REP S.A.

AUDITORS

Deloitte & Touche LLP

BANKERS

Bank of Montreal
Calgary, Alberta

Canadian Imperial Bank of Commerce
Calgary, Alberta

BNP Paribas Bank of Canada
Toronto, Ontario

Société Générale (Canada)
Toronto, Ontario

EVALUATION ENGINEERS

Chapman Petroleum Engineering Ltd.
Calgary, Alberta

LEGAL COUNSEL

Borden Ladner Gervais LLP
Calgary, Alberta

Macleod Dixon
Calgary, Alberta

TRANSFER AGENT

Computershare Investor Services

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: VRM
TSE 300 Index

HEAD OFFICE

Vermilion Resources Ltd.
2800, 400 4th Avenue S.W.
Calgary, Alberta, Canada
T2P 0J4

Telephone: (403) 269-4884
Facsimile: (403) 264-6306
Email: investor_relations@vermilionresources.com
Website: www.vermilionresources.com

Investor Relations Contact:
Heather Strang
Telephone (403) 781-9449

FRANCE OFFICE

Vermilion REP S.A.
B.P. No. 5 Route de Pontex
40161 Parentis-en-Born Cedex

Telephone: 33 558 82 95 00
Facsimile: 33 558 82 95 82
Email: vrm@vermilionrep.fr

ANNUAL GENERAL MEETING

Vermilion's Annual General Meeting of shareholders will be held in the Stephen Room of the Hyatt Regency, 700 Centre Street South, Calgary, Alberta, on Tuesday, May 29, 2001, at 3 p.m. All shareholders are invited to attend, and those unable to do so are requested to sign and return the form of proxy mailed with this report to ensure representation at the meeting.

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Company's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

ABBREVIATIONS

API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
AT	after tax
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrel of oil equivalent
boe/d	barrel of oil equivalent per day
BT	before tax
Capex	capital expenditures
G&A	general and administrative
km	kilometres
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mm	millions
mmboe	million barrels of oil equivalent
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt hour
NGLs	natural gas liquids
NPV	net present value
WTI	West Texas Intermediate

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VERMILION
RESOURCES
LTD.